
02036078

Grill Concepts, Inc.
2001 Annual Report





A Taste of Yesterday
A Concept for Today

American Grill, we believe San Francisco will serve to be a great new market for our fifteenth Daily Grill restaurant.

During fiscal 2001, we also established an important partnership with Starwood Hotels & Resorts. We are working together to develop our restaurant brands in select Starwood hotel properties. This joint development agreement accentuates Grill Concepts' expansion strategy and is expected to further establish our brand as a leading restaurant company partnering with prominent hospitality organizations.



The Grill on the Alley • Chicago

Our association with Starwood and projects such as the Hollywood & Highland complex heighten brand recognition of The Grill on the Alley and Daily Grill restaurants, as well as significantly reduce our capital expenditures related to new openings. These associations allow us to preserve fundamental financial resources needed to fuel our expansion program, and, in turn, improve our return on assets.

As we look beyond 2002, we believe Grill Concepts is financially well positioned with a strengthened balance sheet to better support our expansion strategy. At December 30, 2001, cash and cash equivalents rose to $2.3 million from $623,000 a year ago, and long-term debt was reduced to $943,000 from $2.4 million the prior year.

This is a time of great excitement for all of us at Grill Concepts as we ended fiscal 2001 with tremendous progress and record net income in a difficult financial environment. With an expanding network of restaurants, ever-growing brand recognition and strong financial positioning, the outlook for Grill Concepts is clear and bright. As we move forward building on our infrastructure, further strengthening the brand awareness of our restaurants and entering new geographic markets, we believe Grill Concepts will be even better positioned to realize measurable economies of scale and enhance shareholder value.

Our operating performance is the direct result of the efforts of many people – the loyalty of our customers, the hard work of our employees, and the long-term support of our shareholders. On behalf of the Board of Directors and management, I extend deep appreciation to all of you.

Sincerely,

Robert Spivak
President and Chief Executive Officer

While sales held steady during a weakening economic environment, we leveraged considerable operating efficiencies. Cost of sales for 2001 was reduced by 4.5% and decreased as a percentage of sales to 27.3% from 28.5% in 2000. We continued to experience increased check averages, which we attribute primarily to menu refinements. This, together with improved purchasing, greatly contributed to the reduction in the cost of sales as a percentage of revenues. Consequently, income from operations increased 67.7% to $726,000 from $433,000 a year ago. We are extremely proud of our improved operating results, which we believe are a result of our prudent focus on managing costs and continuing to hone our infrastructure to support our growth objectives.


Braised Short Ribs

Our record performance in 2001 was complemented by our strategic expansion progress. Gaining a larger critical mass continues to be a high priority. By targeting a manageable growth rate, we are able to remain disciplined and focused on enhancing profitability and building value.

In November 2001, we opened The Grill on Hollywood in conjunction with the gala opening of the new Hollywood & Highland complex. The distinctive $2.5 million, 7,500 square-foot, 240-seat restaurant is the next generation of The Grill on the Alley branded restaurant. The centerpiece of the art deco designed restaurant is a 50 guest, circular bar which opens out on to an outdoor patio overlooking Babylon Court in the heart of the complex. The new restaurant provides an exceptional dining experience, including casual lunch and late night dining menus, to accommodate guests and tourists drawn to the new $615 million, retail-entertainment center. The complex, which houses the Kodak Theatre, host to the Academy Awards®, promises to be the most significant gathering place and event venue in the entertainment capital of the world and is the focal point of Hollywood's revitalization. The landmark features a luxurious Renaissance Hotel, state-of-the-art movie cinemas, top retailers and other fine dining establishments. The Grill on Hollywood opened November 9, 2001, to record crowds, marking the largest opening weekend in our history.

Subsequent to year-end, we opened our first Daily Grill restaurant in San Francisco, in the heart of town, adjacent to the Handlery Hotel, a half block west of Union Square. The $2.8 million, 6,500 square-foot restaurant, accommodates 200 guests for casual dining and features a 40-seat bar. In addition to the main entrance on Geary Street, the restaurant has a separate, convenient entry from the Handlery Hotel. We are very excited to debut our Daily Grill restaurant in San Francisco and are especially pleased with the prime location, which is within walking distance of major local attractions, including the Moscone Convention Center, the Financial District, Chinatown and shopping. As the birth city of the traditional

To Our Shareholders

Fiscal 2001 presented great business challenges across the country and at Grill Concepts. The tragedy of September 11th resulted in widespread corporate spending cutbacks and significant reductions in tourist travel, placing great pressure on revenue growth. Despite these challenges, our careful planning, intense preparation, and old-fashioned hard work allowed us to continue our momentum and achieve our most profitable year ever. In addition to our financial accomplishments, we were able to continue to pursue our strategic growth objectives and build on our foundation for the future.

Net income for the fiscal year ended December 30, 2001 increased more than tenfold to a record $469,000, equal to $0.09 per diluted share. This compares with net income of $34,000, or $0.00 per diluted share, in fiscal 2000. Consolidated revenues, including management and license fees, for the 52-week 2001 fiscal year totaled $45.4 million, compared with $45.7 million in the prior 53-week year. On an average weekly basis, sales grew to $873,000 in 2001 from $862,000 the prior year. Total systemwide sales, including all restaurants, owned, operated, managed or licensed, increased moderately to $62.4 million from $62.3 million last year. Same store sales were unchanged in 2001.

Continued


$40.0
$50.8
$62.3
$62.4
1998
1999
2000
2001

System Revenues ***(Millions)***


$34.9
$39.0
$45.7
$45.4
1998
1999
2000
2001

Consolidated Revenues ***(Millions)***


1998
($1,100,000)
$117,800
1999
$433,000
2000
$726,000
2001

Income from Operations


1998
($1,306,602)
1999
($405,537)
$34,038
2000
$469,000
2001

Net Income

Grill Concepts, Inc.

Form 10K

For the Fiscal Year Ended December 30, 2001

"Quality without Compromise."

The story of The Grill on the Alley and Daily Grill restaurants began in 1984 when the proprietors, seeking to maintain the tradition of the classic American grills of the 1930s and '40s, opened the first The Grill on the Alley in Beverly Hills.

The Grill on the Alley and Daily Grill serve classic American grill fare in a comfortable, sophisticated atmosphere featuring hearty portions of freshly prepared signature dishes made from the freshest and finest ingredients. The Grill offers a classic menu of Prime Steaks, Seafood, Pasta and freshly prepared Salads with uncompromising service in a dignified environment. Daily Grill offers signature dishes such as Chicken Pot Pie, Meat Loaf and Mashed Potatoes, Cobb Salad, Caesar Salad and Fresh Fruit Cobbler in a more casual yet upscale setting.

The principles underlying our operations include high quality food, consistency, appealing atmosphere and cleanliness. But most of all we pride ourselves in the service we provide, which is best described as professional, confident and accessible. Combined with our emphasis on freshly prepared American food served in generous portions, we represent the greatest American restaurant concept.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 30, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________.

Commission File No. 0-23226

GRILL CONCEPTS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3319172 (I.R.S. Employer Identification Number)

11661 San Vicente Blvd., Suite 404, Los Angeles, California 90049
(Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, Include Area Code: (310) 820-5559

Securities Registered Under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities Registered Under Section 12(g) of the Exchange Act:

Common Stock, $.00004 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

5,537,071 shares of common stock of the Registrant were outstanding as of March 20, 2002. As of such date, the aggregate market value of the voting and non-voting common equity held by non-affiliates, based on the closing price on the NASDAQ Small-Cap Market, was approximately $4,600,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive annual proxy statement to be filed within 120 days of the Registrant's fiscal year ended December 30, 2001 are incorporated by reference into Part III.

TABLE OF CONTENTS

		Page
PART I		
ITEM 1.	BUSINESS	1
ITEM 2.	PROPERTIES	15
ITEM 3.	LEGAL PROCEEDINGS	15
ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	15
PART II		
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	16
ITEM 6.	SELECTED FINANCIAL DATA	17
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	18
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	29
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	29
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	29
PART III		
ITEM 10.	DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT	29
ITEM 11.	EXECUTIVE COMPENSATION	29
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	29
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	30
PART IV		
ITEM 14.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K	30

PART I

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Certain Factors Affecting Future Operating Results" beginning on page 28 of this Form 10-K.

ITEM 1. BUSINESS

General

Grill Concepts, Inc. and its subsidiaries (the "Company") develop and operate casual dining restaurants under the name "Daily Grill" and fine dining restaurants under the name "The Grill on the Alley." In addition, the Company owns and operates, or has management or licensing agreements with respect to, other restaurant properties.

The Company was incorporated under the laws of the State of Delaware in November of 1985 to acquire and operate franchised Pizzeria Uno restaurants. Since its acquisition of Grill Concepts, Inc., a California corporation ("GCI"), in March of 1995, the Company has focused principally on the expansion of the "Daily Grill" and "The Grill on the Alley" restaurant formats of GCI.

At December 30, 2001, the Company owned and operated 15 restaurants and managed or licensed 5 additional restaurants, consisting of 10 Daily Grill restaurants, 4 The Grill on the Alley restaurants and 1 Pizzeria Uno restaurant which are owned and operated by the Company, 2 Daily Grill restaurants and a City Bar & Grill restaurant which are managed by the Company and 2 Daily Grill restaurants which are licensed by the Company. With the exception of three The Grill on the Alley restaurants and one Daily Grill restaurant, which restaurants are operated by partnerships, all of the Daily Grill and The Grill on the Alley restaurants which were owned and operated at December 30, 2001 were solely owned and operated on a non-franchise basis by the Company. The Pizzeria Uno Restaurant was operated pursuant to franchise agreement.

During 2001, the Company (1) sold its Pizzeria Uno franchise in South Plainfield, New Jersey and (2) opened The Grill on Hollywood in Hollywood, California.

During 2001, the Company continued to pursue a strategic growth plan whereby the Company plans to open, and/or convert, and operate, and/or manage, Daily Grill and The Grill on the Alley restaurants in hotel properties in strategic markets throughout the United States. The Company entered into a strategic alliance with Starwood Hotels and Resorts Worldwide, Inc. to jointly develop the Company's restaurant properties in Starwood hotels. Management believes that the opening of restaurants in hotel properties in strategic markets will help further establish brand name recognition for the opening of free standing restaurants in those markets.

The following table sets forth unaudited restaurant count information, per restaurant sales information, comparable restaurant sales information for restaurants open twelve months in both periods, and total sales information during 2001 and 2000 by restaurant concept for both Company owned restaurants ("Company Restaurants") and Company managed and/or licensed restaurants ("Managed Restaurants"):

	2000	2001
Number of restaurants:		
Daily Grill restaurants:		
Company Restaurants:		
Beginning of year	10	10
Restaurant openings	-	-
End of year	10	10
Managed Restaurants:		
Beginning of year	3	4
Restaurant openings	1	-
Restaurants closed or sold	-	-
End of year	4	4
Total Daily Grill restaurants:		
Beginning of year	13	14
Restaurant openings	1	-
Restaurants closed or sold	-	-
End of year	14	14
Grill restaurants:		
Company Restaurants:		
Beginning of year	2	3
Restaurant openings	1	1
End of year	3	4
Total Grill restaurants:		
Beginning of year	2	3
Restaurant openings	1	1
End of year	3	4
Other restaurants[1]:		
Company Restaurants:		
Beginning of year	3	2
Restaurants closed or sold	(1)	(1)
End of year	2	1
Managed or Licensed Restaurants:		
Beginning of year	1	1
Restaurants closed or sold	-	-
End of year	1	1
Total Other restaurants:		
Beginning of year	4	3
Restaurants closed or sold	(1)	(1)
End of year	3	2
Total restaurants:		
Beginning of year	19	20
Restaurant openings	2	1
Restaurants closed or sold	(1)	(1)
End of year	20	20

[1] Includes two Pizzeria Uno Restaurants in 2000, and one Pizzeria Uno Restaurant in 2001, operated by the Company pursuant to franchise agreements.

	2000	2001
Weighted average weekly sales per restaurant:		
Daily Grill restaurants:		
Company Restaurants	$ 58,920	$ 60,041
Managed Restaurants.	n.a.	n.a.
Grill restaurants:		
Company Restaurants	$ 89,476	$ 88,965
Managed Restaurants.	n.a.	n.a.
Other restaurants:		
Company Restaurants	$ 32,029	$ 34,340
Change in comparable restaurant sales:		
Daily Grill restaurants		
Company Restaurants	8.1%	-%
Managed Restaurants	n.a.	n.a.
Grill restaurants		
Company Restaurants	25.2%	(4.6)%
Managed Restaurants	n.a.	n.a.
Other restaurants:		
Company Restaurants	(0.2)%	(4.6%)
Total system sales:		
Daily Grill	$ 28,104,683	$ 28,099,091
Grill	12,168,746	13,713,816
Pizza Restaurants	4,323,920	2,715,691
Management and license fees	1,078,272	872,562
Total consolidated revenues	$ 45,675,621	$ 45,401,160
Managed restaurants	11,150,362	10,488,301
Licensed restaurants	6,575,461	7,392,052
Less: management and license fees	(1,078,272)	(872,562)
Total system sales	$ 62,323,172	$ 62,408,951

Restaurant Concepts

– Daily Grill Restaurants

Background. At December 30, 2001, the Company, through its subsidiary, GCI, owned and operated, managed or licensed ten Daily Grill restaurants in Southern California, three Daily Grill restaurants in the Washington, D.C./Virginia market and one Daily Grill restaurant in Skokie, Illinois. Daily Grill restaurants are patterned after "The Grill on the Alley" in Beverly Hills, a fine dining American-style grill restaurant which was acquired by the Company during 1996. See "-- The Grill on the Alley." The Grill on the Alley was founded by Robert Spivak, Michael Weinstock and Richard Shapiro (the founders of GCI) in the early 1980's to offer classic American foods in the tradition of the classic American dinner house. After successfully operating The Grill on the Alley for a number of years, in 1988, Messrs. Spivak, Weinstock and Shapiro decided to expand on that theme by opening the first Daily Grill restaurant. Daily Grill, in an effort to offer the same qualities that made The Grill on the Alley successful, but at more value oriented prices, adopted six operating principles that characterize each Daily Grill restaurant: high quality food, excellent service, good value, consistency, appealing atmosphere and cleanliness. GCI emphasized those principles in an effort to create a loyal patron who will be a "regular" at its restaurants.

Restaurant Sites. Current and planned Daily Grill restaurants can be characterized as either owned, in part or in whole, managed or licensed and as either hotel based or based in shopping malls and other commercial properties. At December 30, 2001, fourteen Daily Grill restaurants were in operation, nine of which were 100% owned by the Company and located in shopping malls and other commercial properties, one of which was 50% owned and located in Universal CityWalk, California, two of which were managed by the Company and located in hotels and two of which were licensed restaurants.

Daily Grill locations opened, or are scheduled to open, in the following months and years, are owned, managed or licensed as indicated and, where indicated, are located in the referenced hotels:

Location	Opened	Ownership Interest, Licensed or Managed
Brentwood, California	September 1988	100%
Los Angeles, California	April 1990	100%
Newport Beach, California	April 1991	100%
Encino, California	April 1992	100%
Studio City, California	August 1993	100%
Palm Desert, California	January 1994	100%
Irvine, California	September 1996	100%
Los Angeles International Airport	January 1997	Licensed
Washington, D.C.	March 1997	100%
Tysons Corner, Virginia	October 1998	100%
Burbank, California (Hilton Hotel)	January 1999	Managed
Washington, D.C. (Georgetown Inn)	April 1999	Managed
Universal CityWalk, California	May 1999	50%
Skokie, Illinois (DoubleTree Hotel)	September 2000	Licensed
San Francisco, California (Handlery Union Square Hotel)	February 2002	Managed

Each 100% owned Daily Grill restaurant is located in leased facilities. Site selection is viewed as critical to the success of the Company and, accordingly, significant effort is exerted to assure that each site selected is appropriate. For non-hotel based restaurants, the site selection process focuses on local demographics and household income levels, as well as specific site characteristics such as visibility, accessibility, parking availability and traffic volume. Each site must have sufficient traffic such that management believes the site can support at least twelve strong meal periods a week (i.e., five lunches and seven dinners). Preferred Daily Grill sites, which characterize the existing 100% owned restaurants, are high-end, mid-size retail shopping malls in large residential areas with significant daytime office populations and some entertainment facilities. Historically, Daily Grill restaurants have been anchor tenants at high profile malls and, therefore, have received significant tenant improvement allowances.

Hotel based Daily Grill restaurants may be newly constructed facilities or remodeled facilities on the premises of, or adjacent to, a hotel. Such facilities may be leased by the Company, operated pursuant to a partnership, joint venture or license arrangement or operated pursuant to a management agreement. As with non-hotel based restaurants, site selection is viewed as critical and, accordingly, significant effort is exerted to assure that each site selected is appropriate. The site selection process is the responsibility of HRP which identifies suitable locations and negotiates leases, licenses or management agreements for those properties. See "-- Hotel Property Agreement."

Existing non-hotel based Daily Grill restaurants range in size from 3,750 to 7,000 square feet -- of which approximately 30% is devoted to kitchen and service areas -- and seat between 100 and 250 persons. Our costs of existing non-hotel based restaurants, including leasehold improvements, furniture, fixtures and equipment and pre-opening expenses, have averaged $325 per foot per restaurant, less tenant improvement allowances.

Existing hotel based Daily Grill restaurants range in size from 5,000 to 8,000 square feet -- of which approximately 30% is devoted to kitchen and service areas -- and seat between 140 and 250 persons. Management anticipates that additional hotel based Daily Grill restaurants will require minimal capital investment on the Company's part. However, each hotel restaurant arrangement will be negotiated separately and the capital investment by the Company may vary widely. Opening costs, for the Company, of existing hotel restaurants, including leasehold improvements, furniture, fixtures and equipment and pre-opening expenses, have ranged from $150,000 to $600,000 per restaurant.

Menu and Food Preparation. Each Daily Grill restaurant offers a similar extensive menu featuring over 100 items. The menu was designed to be reminiscent of the selection available at American-style grill restaurants of the 1930's and 1940's, in contrast to the "nouvelle cuisine" and diet meal fads of the 1980's. Daily Grill offers such "signature" items as Cobb salad, Caesar salad, meatloaf with mashed potatoes, chicken pot pie, chicken burgers, hamburgers, rice pudding and fresh fruit cobbler. The emphasis at the Daily Grill is on freshly prepared American food served in generous portions.

Entrees range in price, subject to regional differences in menu pricing, from $9.50 for an "original" beef dip sandwich to $21.95 for a char-broiled 16 oz. T-bone steak with all the trimmings. The average lunch check is $16.00 per person and the average dinner check is $24.00 per person, including beverage. Daily Grill restaurants also offer a children's menu with reduced portions of selected items at reduced prices. All of the existing Daily Grill restaurants offer a full range of beverages, including beer, wine and full bar service. During the year ended December 30, 2001, food and non-alcoholic beverage sales constituted approximately 86% of the total restaurant revenues for the Daily Grill restaurants, with alcoholic beverages accounting for the remaining 14%.

Proprietary recipes have been developed for substantially all of the items offered on the Daily Grill menu. The same recipes are used at each location and all chefs undergo extensive training in order to assure consistency and quality in the preparation of food. Virtually all of the menu items offered at the Daily Grill are cooked from scratch utilizing fresh food ingredients. The Company's management believes that its standards for ingredients and the preparation of menu items are among the most stringent in the industry.

Each Daily Grill restaurant has up to seven cooks on duty during regular lunch and dinner hours to provide prompt, specialized service. Restaurant staff members utilize a "point-of-sale" computer system to monitor the movement of food items to assure prompt and proper service of guests and for fiscal control purposes.

Atmosphere and Service. All Daily Grill restaurants are presently open for lunch and dinner seven days a week. Each Daily Grill location is designed to provide the sense and feel of comfort. In the tradition of an old-time American-style grill, the setting is very open with a mix of booths and tables. Several of the restaurants have counters for singles to feel comfortable. The restaurant emphasizes the quality and freshness of Daily Grill food dishes in addition to the cleanliness of operations. The dining area is well-lit and is characterized by a "high energy level".

Reservations are accepted but not required.

The attention to detail and quality of the decor is carried through to the professional service. All Daily Grill employees are trained to treat each person who visits the restaurant as a "guest" and not merely a customer. Each server is responsible for assuring that his or her guest is satisfied. In keeping with the traditions of the past, each Daily Grill employee is taught that at the Daily Grill "the guest is always right." The Daily Grill's policy is to accommodate all guest requests, ranging from substitutions of menu items to take-out orders.

In order to assure that the Company's philosophy of guest service is adhered to, all Daily Grill employees from the kitchen staff to the serving staff undergo extensive training making each employee knowledgeable not only in the Company's procedures and policies but in every aspect of Daily Grill operations. The Company's policy of promoting from within and providing access to senior management for all employees has produced a work force which works in a cooperative team approach and has resulted in an employee turnover rate of just under 70% per year for hourly employees, considerably below the industry average which management believes to be approximately 125%.

The Company believes that the familiarity and feeling of comfort which accompanies dining in a familiar setting, with familiar food and quality service by familiar servers, produces satisfied customers who become "regulars." Management believes that at the Daily Grills which have been open for over a year repeat business is significantly greater than the industry average, with many guests becoming "regulars" in the tradition of the neighborhood restaurant.

The Grill on the Alley

Background. At December 30, 2001, the Company, through its subsidiary, GCI, owned and operated four The Grill on the Alley restaurants ("Grill"), one in Beverly Hills, California, one in San Jose, California, one in Chicago, Illinois and the newest in Hollywood, California, named The Grill on Hollywood.

The original Grill is a fine dining Beverly Hills restaurant which opened in 1984 and served as the model for the Daily Grill restaurants. The Grill is set in the traditional style of the old-time grills of New York and San Francisco, with black-and-white marbled floors, polished wooden booths and deep green upholstery. In 1995, the Grill was inducted into Nation's Restaurant News' Fine Dining Hall of Fame and was described by W Magazine as "home of the quintessential Beverly Hills power lunch." The Grill offers five-star American cuisine and uncompromising service in a comfortable, dignified atmosphere.

In April of 1996, the Company acquired the original Grill from a partnership, the managing partner of which was controlled by the Company's principal shareholders and directors.

Restaurant Sites. At December 30, 2001, the Company operated four Grill restaurants, two of which are non-hotel based facilities and two of which are hotel-based facilities.

Grill locations opened, or are scheduled to open, in the following months and years, are owned or managed as indicated and, where indicated, in the referenced hotels:

Location	Opened	Ownership Interest or Managed
Beverly Hills, California	January 1984	100.00%
San Jose, California (Fairmont Hotel)	May 1998	50.05%
Chicago, Illinois (Westin Hotel)	June 2000	60.00%
Hollywood, California	November 2001	51.00%

The Company's Grill restaurants are located in leased facilities. As with the Company's Daily Grill restaurants, site selection is viewed as critical to the success of the Company and, accordingly, significant effort is exerted to assure that each site selected is appropriate. For non-hotel based Grill restaurants, the site selection process focuses on local demographics and household income levels, as well as specific site characteristics such as visibility, accessibility, parking availability and traffic volume. Because of the upscale nature of Grill restaurants, convenience for business patrons is considered a key site selection criteria.

Hotel based Grill restaurants may be newly constructed facilities or remodeled facilities on the premises of, or adjacent to, a hotel. Such facilities may be leased by the Company, operated pursuant to a partnership or joint venture arrangement or operated pursuant to a management agreement. As with free standing restaurants, site selection is viewed as critical to the success of the Company and, accordingly, significant effort is exerted to assure that each site selected is appropriate.

The Beverly Hills based Grill restaurant is approximately 4,300 square feet -- of which approximately 1,500 square feet is devoted to kitchen and service areas -- and seats 120 persons. The Hollywood based Grill restaurant is approximately 5,600 square feet – of which approximately 2,000 square feet is devoted to kitchen and service areas – and seats 200 persons.

The San Jose based Grill restaurant is approximately 8,000 square feet -- of which approximately 38% is devoted to kitchen and service areas -- and seats 280 persons. The Chicago based Grill restaurant is approximately 8,500 square feet, of which approximately 35% is devoted to kitchen and service areas, and seats more than 300 guests.

Because of the unique nature of Grill restaurants, the size, seating capacity and opening costs of future sites cannot be reasonably estimated. Management anticipates that additional hotel based Grill restaurants will require minimal capital investment on the Company's part. However, each hotel restaurant arrangement will be negotiated separately and the capital investment by the Company may vary widely. Opening costs of the existing hotel based restaurants, including leasehold improvements, furniture, fixtures and equipment and pre-opening expenses, have ranged from $2.1 million to $3.4 million.

Menu and Food Preparation. Each Grill restaurant offers a similar extensive menu featuring over 100 items. The menu was designed to be reminiscent of the selection available at fine American-style grill restaurants of the 1930's and 1940's, featuring steaks and seafood and freshly prepared salads and vegetables served in generous portions.

Entrees range in price from $11.95 for a hamburger to $34.50 for a Prime Porterhouse Steak. The average lunch check is $26.00 per person and the average dinner check is $60.00 per person, including beverage. All of the existing Grill restaurants offer a full range of beverages, including beer, wine and full bar service. During the year ended December 30, 2001, food and non-alcoholic beverage sales constituted approximately 72% of the total restaurant revenues for Grill restaurants, with alcoholic beverages accounting for the remaining 28%.

Proprietary recipes have been developed for substantially all of the items offered on the Grill menu. The same recipes are used at each location and all chefs undergo extensive training in order to assure consistency and quality in the preparation of food. Virtually all of the menu items offered at the Grill are cooked from scratch utilizing fresh food ingredients. The Company's management believes that its standards for ingredients and the preparation of menu items are among the most stringent in the industry.

Each Grill has up to 8 cooks on duty during regular lunch and dinner hours to provide prompt, specialized service. Restaurant staff members utilize a "point-of-sale" computer system to monitor the movement of food items to assure prompt and proper service of guests and for fiscal control purposes.

Atmosphere and Service. Each Grill restaurant is presently open for lunch six days a week and dinner seven days a week. Each Grill location is designed to provide the sense and feel of comfort and elegance. In the tradition of an old-time American-style grill, the setting is an open kitchen adjacent to tables and booths. The open kitchen setting emphasizes the quality and freshness of food dishes in addition to the cleanliness of operations. The dining area is well-lit and is characterized by a "high energy level".

Reservations are accepted but are not required.

The attention to detail and quality of the decor is carried through to the professional service. All Grill employees are trained to treat each person who visits the restaurant as a "guest" and not merely a customer. Each server is responsible for assuring that his or her guest is satisfied. In keeping with the traditions of the past, each Grill employee is taught that "the guest is always right." The Grill's policy is to accommodate all guest requests, ranging from substitutions of menu items to take-out orders.

In order to assure that the Company's philosophy of guest service is adhered to, all Grill employees from the kitchen staff to the serving staff undergo extensive training making each employee knowledgeable not only in the Company's procedures and policies but in every aspect of Grill operations. The Company's policy of promoting from within and providing access to senior management for all employees has produced a work force which works in a cooperative team approach.

The Company believes that the familiarity and feeling of comfort which accompanies dining in a familiar setting, with familiar food and quality service by familiar servers, produces satisfied customers who become "regulars." Management believes that at the original Grill repeat business is significantly greater than the industry average, with many guests becoming "regulars" in the tradition of the neighborhood restaurant.

– Pizzeria Uno Restaurant

Restaurant Site. At December 30, 2001, the Company, through its wholly-owned subsidiary, operated a "Pizzeria Uno Restaurant & Bar" location in Cherry Hill, New Jersey (the "Pizza Restaurant"). The Pizza Restaurant is operated in accordance with certain guidelines established by, and with managerial assistance from and training provided by, the Franchisor. See "-- The Franchise Agreements" below.

The Pizza Restaurant is located in a suburban area in leased premises. The Pizza Restaurant is approximately 7,900 square feet, including a bar and lounge area, and has a seating capacity of 200 customers.

Menu and Food Preparation. The Pizza Restaurant offers a diverse menu in accordance with guidelines established by the Franchisor, featuring gourmet, Chicago-style deep-dish pizzas, filled with ingredients such as fresh meats, spices, vegetables and cheese and baked to order based on proprietary recipes of the Franchisor. The Pizza Restaurant also offers a variety of sandwiches, hamburgers, appetizers, salads, desserts and beverages, including a full liquor selection. All of the menu items offered by the Pizza Restaurant are also available for delivery or carry-out. Delivery service is provided by third parties pursuant to contractual arrangements. Entree selections currently range in price from approximately $4.95 to $8.95, with an average cost per person per meal, including beverage, of approximately $6.25 for lunch and $9.25 for dinner.

Atmosphere and Service. The Pizza Restaurant is characterized by a casual, friendly and entertaining atmosphere, full and efficient service, and high-quality menu items at moderate prices. The Pizza Restaurant employs four full time managers and assistant managers and approximately 50 part-time and full-time employees. The Pizza Restaurant is open from 11:00 a.m. to midnight, seven days per week, except on Friday and Saturday when the Pizza Restaurant remains open until 1:00 a.m.

The Franchise Agreement. The Company acquired the rights to operate under the "Pizzeria Uno" name and use certain proprietary recipes and procedures pursuant to a franchise agreement (the "Franchise Agreement") between the Company or its subsidiary and the Uno Restaurant Group, a national operator and franchisor of "Pizzeria Uno" restaurants.

Pursuant to the Franchise Agreement, the Company has the exclusive rights to utilize the proprietary marks, recipes, procedures and system developed by the Franchisor within a three mile radius of the Pizza Restaurant's location. The Franchise Agreement has a term of 20 years with three successive ten-year renewal periods at the option of the Company, provided that the agreement has not previously been terminated.

In addition to use of the "Pizzeria Uno" name and mark and proprietary recipes, the Franchise Agreement entitles the Company to certain initial and ongoing services to be provided by the Franchisor. The Franchisor is also obligated to conduct ongoing national, regional and local advertising and promotions utilizing advertising fees paid by its various franchisees.

The Company, in turn, is obligated to comply with the guidelines set forth in the Franchisor's Operating Manual and to maintain its confidentiality. Among the various guidelines and prohibitions imposed on the Company pursuant to the Franchise Agreement and the Manual are minimum insurance requirements, non-competition provisions, confidentiality requirements, product offering requirements, physical appearance requirements, trade name and trademark protection requirements, local advertising requirements, and operating requirements, among others. The Company is also obligated to pay certain ongoing fees in order to retain its franchise. Such ongoing fees consist of a continuing license fee (5% of gross revenues), subject to certain prescribed periodic minimum amounts and advertising fee (approximately 1% of gross revenues).

Sale and Potential Sale of Pizza Restaurant. During 1998, the Company determined that the continued ownership and operation of the Pizza Restaurants did not fit with the Company's strategic growth plan. In July, 2000, the Company closed its Pizzeria Uno restaurant in Media, Pennsylvania due to declining operations. In July 2001, the Company sold its Pizzeria Uno restaurant in South Plainfield, New Jersey for $700,000. The Company is also seeking a suitable buyer for its Pizzeria Uno restaurant located in Cherry Hill, New Jersey.

Other Restaurant Activities

In addition to owning and operating Daily Grill, The Grill and the Pizza Restaurant, the Company, at December 30, 2001, also provided management services for Daily Grill restaurants at the Burbank Hilton and the Georgetown Inn and for the City Bar & Grill in the San Jose Hilton and had granted licenses to operate a Daily Grill at LAX and a Daily Grill at the DoubleTree Hotel in Skokie, Illinois.

– Restaurant Management Services

In conjunction with the Company's entry into the hotel restaurant market, in May 1998, the Company began providing management services at the City Bar & Grill at the San Jose Hilton. The Company is entitled to a management fee equal to 4% of the gross receipts of the City Bar & Grill. Additionally, the Company is entitled to a percentage of the annual profits of the City Bar & Grill in excess of certain historical profits. The Agreement was amended in November 2001 to defer one-half of the management fee for six months at which time repayment would begin.

In May 1998, the Company, pursuant to its agreement with Hotel Restaurant Properties, Inc., began providing management services for a restaurant in the Burbank Hilton Hotel. The restaurant was converted from its former format to a Daily Grill in January 1999. Pursuant to its management agreement with the hotel, the Company invested $500,000 for conversion of the restaurant to a Daily Grill and is responsible for management and supervision of the restaurant. The Company is entitled to a management fee equal to 8.5% of the gross receipts of the restaurant. Additionally, the Company is entitled to 30% percent of the annual profits of the restaurant in excess of a base amount.

In March 1999, the Company, pursuant to the Hotel Property Agreement (see below), began providing management services for a Daily Grill restaurant at the Georgetown Inn. Pursuant to its management agreement with the hotel, the Company was not required to invest in the restaurant but is responsible for management and supervision of the restaurant. The Company is entitled to a management fee equal to 8% of the gross receipts of the restaurant. Additionally, the Company is entitled to a percentage of the annual profits of the restaurant in excess of a base amount.

– Restaurant Licensing

LAX Daily Grill. Since January 1997, CA One Services has operated a Daily Grill restaurant (the "LAX Daily Grill") in the International Terminal of the Los Angeles International Airport. The LAX Daily Grill was originally operated as a joint venture between the Company and CA One Services, and since April 1998 has been operated by CA One Services under a license agreement.

Pursuant to the terms of the License Agreement, the Company is entitled to receive royalties in an amount equal to 2.5% of the first $5 million of annual revenues from the restaurant and 4% of annual revenues in excess of $5 million. Following the events of September 11, 2001, service at the LAX Daily Grill has been scaled back.

Skokie Daily Grill. In September 2000, pursuant to the Hotel Property Agreement (see below), a licensed Daily Grill restaurant was opened in the DoubleTree Hotel in Skokie, Illinois. Under the terms of the license, the hotel operator paid all costs to build and open the restaurant and the Company is entitled to a license fee equal to the greater of $65,000 or 2% of sales per year.

Hotel Property Agreement

In order to facilitate the Company's efforts to open restaurants on a large scale basis in Hotel properties, the Company, in August of 1998 entered into the Hotel Property Agreement with HRP pursuant to which HRP has agreed to assist the Company in locating suitable hotel locations for the opening of the Company's restaurants. HRP is responsible for identifying suitable hotel locations in which a Grill or Daily Grill can be operated ("Managed Outlets") and negotiating and entering into leases or management agreements for those properties. The Company will, in turn, enter into management agreements with HRP or the hotel owners, as appropriate. The Company will advance certain pre-opening costs and certain required advances ("Manager Loans") and will manage and supervise the day to day operations of each Managed Outlet. The Company will be entitled to receive from HRP a base overhead fee equal to $1,667 per month per Managed Outlet. Net income after repayments required on Manager Loans from each Managed Outlet will be allocated 75% to the Company and 25% to HRP.

In July 2001, in conjunction with an investment in the Company by Starwood Hotels, the Hotel Property Agreement was amended to limit, for so long as the Company is subject to the exclusivity provisions of a Property Development Agreement with Starwood, the amounts payable to HRP to $400,000 annually plus 12.5% of the amounts otherwise payable to HRP with respect to the Burbank, Georgetown and San Jose Hilton restaurants.

The Agreement with HRP also provides that, beginning in May 2004, the Company shall have the right to acquire HRP and HRP shall have the right to cause the Company to acquire HRP. The purchase price of HRP shall be computed by (1) multiplying the operating income of HRP over the preceding twelve months, excluding operating income attributable to certain defined restaurants, by ten, (2) subtracting from the product the principal balance of loans made in connection with the development of restaurants pursuant to the HRP Agreement, and (3) multiplying that amount by 25%. The purchase price shall be payable in common stock of the Company based on the average closing price of the common stock over the ten trading days immediately preceding closing.

Pursuant to the July 2001 amendment to the Hotel Property Agreement, the maximum purchase price of HRP will not exceed $4,500,000.

Business Expansion

The Company's expansion plans focus on the addition of Daily Grill restaurants with selected expansion of the Grill restaurant concept also planned.

Management continually reviews possible expansion into new markets and within existing markets. Such review will entail careful analysis of potential locations to assure that the demographic make-up and general setting of new restaurants is consistent with the patterns which have proven successful at the existing Daily Grills and Grills. While the general appearance and operations of future Daily Grills and Grill restaurants are expected to conform generally to those of existing facilities, the Company intends to monitor the results of any modifications to its existing restaurants and to incorporate any successful modifications into future restaurants. All future restaurants are expected to feature full bar service.

The Company's future expansion efforts are expected to concentrate on (1) expansion into new markets through the establishment of hotel based restaurants pursuant to the Hotel Property Agreement, and (2) expansion within existing markets through the opening of non-hotel based restaurants. With the assistance of HRP, the Company expects to establish name recognition and market presence through the opening of Daily Grill and Grill restaurants in fine hotel properties in strategic markets throughout the United States. Upon establishing name recognition and a market presence in a market, the Company intends to construct and operate clusters of free standing restaurants within those markets. Management intends to limit the construction and operation of Grill restaurants to one restaurant per market while constructing multiple Daily Grill restaurants within each market. The exact number of Daily Grill restaurants to be constructed within any market will vary depending upon population, demographics and other factors.

At December 30, 2001, the Company operated non-hotel based Daily Grill and Grill restaurants in Southern California, principally the greater-Los Angeles market, and metropolitan Washington, D.C. Management is presently evaluating the opening of additional non-hotel based Daily Grill and Grill restaurants in existing markets and in other major metropolitan areas. Existing markets will be evaluated for expansion in order to establish market presence and economies of scale. As of March, 2002, no definitive sites had been identified for future construction of free standing restaurants. Management anticipates that the cost to open additional free standing Daily Grill and Grill restaurants will average $325 per square foot per restaurant, less tenant improvement allowances, with each restaurant expected to be approximately 6,000 to 7,000 square feet in size. Actual costs may vary significantly depending upon the tenant improvements, market conditions, rental rates, labor costs and other economic factors prevailing in each market in which the Company pursues expansion.

At December 30, 2001, hotel based Daily Grill restaurants were operated under management or licensing agreements in Southern California, Washington, D.C., and Skokie, Illinois, and hotel based Grill restaurants were operated in San Jose, California and Chicago, Illinois. In February 2001, the Company entered into a management agreement with Handlery Hotel, Inc. pursuant to which the Company has agreed to manage a Daily Grill to be located adjacent to the Handlery Union Square Hotel in San Francisco. The restaurant opened in February of 2002. The Company and HRP are presently evaluating the opening of additional hotel based Daily Grill restaurants in existing markets and in other major metropolitan areas. Each hotel restaurant arrangement will be negotiated separately and the size of the restaurants, ownership and operating arrangements and capital investment by the Company may vary widely.

Starwood Development Agreement

On July 27, 2001, in conjunction with the purchase by Starwood Hotels and Resorts of 666,667 shares of the Company's common stock and 666,667 $2.00 warrants for $1,000,000, the Company and Starwood entered into a Development Agreement under which the Company and Starwood agreed to jointly develop the Company's restaurant properties in Starwood hotels.

Under the Starwood Development Agreement, either the Company or Starwood may propose to develop a Daily Grill, Grill or City Bar and Grill restaurant in a Starwood hotel property. If the parties agree in principal to the development of a restaurant, the parties will attempt to negotiate either a management agreement or a license agreement with respect to the operation of the restaurant.

So long as Starwood continues to meet certain development thresholds set forth in the Development Agreement, the Company is prohibited from developing, managing, operating or licensing the Company's restaurants in any hotel owned, managed or franchised by a person or entity, other than Starwood, with more than 50 locations operated under a single brand. Existing hotel based restaurants are excluded from the exclusive right of Starwood. The development thresholds required to be satisfied to maintain Starwood's exclusive development rights require, generally, (1) the signing of an average of one management agreement or license agreement with respect to Daily Grill restaurants annually over the life of the Development Agreement, (2) the signing of one management agreement or license agreement in any two year period with respect to Grill restaurants, and (3) the signing of an aggregate average of three management agreements or license agreements with respect to all of the Company's restaurants annually over the life of the Development Agreement. Satisfaction of the thresholds set forth in the Development Agreement are determined on each anniversary of the Development Agreement. With respect to satisfaction of the specific thresholds applying to Daily Grill restaurants and Grill restaurants, the failure to satisfy the development thresholds with respect to those individual brands will terminate the exclusivity provisions relative to such brand but will not effect the exclusivity rights as to the other brand or in general.

Under the Development Agreement, the Company is obligated to issue to Starwood warrants to acquire a number of shares of the Company's common stock equal to four percent of the outstanding shares upon the attainment of certain development milestones. Such warrants are issuable upon execution of management agreements and/or license agreements relating to the development and operation, and the commencement of operation, of an aggregate of five, ten, fifteen and twenty of the Company's branded restaurants. If the market price of the Company's common stock on the date the warrants are to be issued is greater than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the greater of (1) 75% of the market price as of the date such warrant becomes issuable, or (2) the market price on the date of the Development Agreement. If the market price of the Company's common stock on the date the warrants are to be issued is less than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the market price as of the date such warrants become issuable. The warrants will be exercisable for a period of five years.

In addition to the warrants described above, if and when the aggregate number of Company restaurants operated under the Development Agreement exceeds 35% of the total Daily Grill, Grill and City Grill-branded restaurants, the Company will be obligated to issue to Starwood a warrant to purchase a number of shares of the Company's common stock equal to 0.75% of the outstanding shares on that date exercisable for a period of five years at a price equal to the market price at that date. On each anniversary of that date at which the restaurants operated under the Development Agreement continues to exceed the 35% threshold, for so long as the Development Agreement remains effective, the Company shall issue to Starwood additional warrants to purchase 0.75% of the outstanding shares on that date at an exercise price equal to the market price on that date.

Following the events of September 11, 2001, Starwood has substantially curtailed new development activities and no management agreements or license agreements have, as yet, been entered into under the Development Agreement.

Restaurant Management

The Company strives to maintain quality and consistency in its restaurants through the careful hiring, training and supervision of personnel and the adherence to standards relating to food and beverage preparation, maintenance of facilities and conduct of personnel. The Company believes that its concept and high sales volume enable it to attract quality, experienced restaurant management and hourly personnel. The Company has experienced a relatively low turnover at every level at its Daily Grill and Grill restaurants. See "-- Daily Grill Restaurants" above.

Daily Grill and Grill. Each Daily Grill and Grill restaurant, including both free standing and hotel based restaurants, is managed by one general manager and up to four managers or assistant managers. Each restaurant also has one head chef and one or two sous chefs, depending on volume. On average, general managers have approximately seven years experience in the restaurant industry and three years with the Company. The general manager has primary responsibility for the operation of the restaurant and reports directly to an Area Director who in turn reports to the Company's Director of Operations. In addition to ensuring that food is prepared properly, the head chef is responsible for product quality, food costs and kitchen labor costs. Each restaurant has approximately 85 employees. Restaurant operations are standardized, and a comprehensive management manual exists to ensure operational quality and consistency.

The Company maintains financial and accounting controls for each Daily Grill and Grill restaurant through the use of a "point-of-sale" computer system integrated with centralized accounting and management information systems. In the year 2000, the point of sale systems in the original six Daily Grills were updated to new systems similar to those in newer restaurants. Inventory, expenses, labor costs, and cash are carefully monitored with appropriate control systems. With the current systems, revenue and cost reports, including food and labor costs, are produced every night reflecting that day's business. The restaurant general manager, as well as corporate management, receive these daily reports to ensure that problems can be identified and resolved in a timely manner. All employees receive appropriate training relating to cost, revenue and cash control. Financial management and accounting policies and procedures are developed and maintained by the Company's Corporate Controller, Director of Information Systems, and Chief Financial Officer.

All managers participate in a comprehensive six week training program during which they are prepared for overall management of the dining room. The program includes topics such as food quality and preparation, customer service, food and beverage service, safety policies and employee relations. In addition, the Company has developed training courses for assistant managers and chefs. The Company typically has a number of employees involved in management training, so as to provide qualified management personnel for new restaurants. The Company's senior management meets bi-weekly with each restaurant management team to discuss business issues, new ideas and revisit the manager's manual. Overall performance at each location is also monitored with shoppers' reports, guest comment cards and third party quality control reviews.

Servers at each restaurant participate in approximately ten days of training during which the employee works under close supervision, experiencing all aspects of the operations both in the kitchen and in the dining room. The extensive training is designed to improve quality and customer satisfaction. Experienced servers are given responsibility for training new employees and are rewarded with additional hourly pay plus other incentives. Management believes that such practice fosters a cooperative team approach which contributes to a lower turnover rate among employees. Representatives of corporate management regularly visit the restaurants to ensure that the Company's philosophy, strategy and standards of quality are being adhered to in all aspects of restaurant operations.

Pizza Restaurant. The staff of the Company's Pizza Restaurant consists of four managers and 48 hourly employees, most of whom are part-time employees.

All managers of the Pizza Restaurant participate in an onsite training program and are provided with the Franchisor's Operating Manual. Additionally, selected management personnel participate in periodic meetings conducted by the Franchisor focusing on marketing, new products and other aspects of business management.

The Company has an Area Director who oversees and supervises the operation of the Company's Pizza Restaurant, providing ongoing guidance and assistance to managers as necessary. Additionally, field-service supervisors of the Franchisor periodically visit and inspect the operations of the Pizza Restaurant to assure compliance with the quality, service and other standards imposed by the Franchisor.

Purchasing

Daily Grill and Grill. The Company has developed proprietary recipes for substantially all the items served at its Daily Grill and Grill restaurants. In order to assure quality and consistency at each of the Daily Grill and Grill restaurants, ingredients approved for the recipes are ordered on a unit basis by each restaurant's head chef from a supplier designated by the Company's Vice President-Operations and Development. Because of the emphasis on cooking from scratch, virtually all food items are purchased "fresh" rather than frozen or pre-cooked, with the exception being bread, which is ordered from a central supplier which prepares the bread according to a proprietary recipe and delivers daily to assure freshness. In order to reduce food preparation time and labor costs while maintaining consistency, the Company is working with outside suppliers to produce a limited number of selected proprietary items such as salad dressings, soups and seasoning combinations.

The Company utilizes its point-of-sale computer system to monitor inventory levels and sales, then orders food ingredients daily based on such levels. The Company employs contract purchasing in order to lock in food prices and reduce short term exposure to price increases. The Company's Director of Purchasing establishes general purchasing policies and is responsible for controlling the price and quality of all ingredients. The Vice President – Operations and Development in conjunction with the Company's team of chefs, constantly monitors the quality, freshness and cost of all food ingredients. All essential food and beverage products are available, or upon short notice can be made available, from alternative qualified suppliers.

Advertising and Marketing

Daily Grill and Grill. The Company has historically relied primarily on reputation, local reviews and word of mouth to promote its Daily Grill and Grill restaurants. Daily Grill and Grill restaurants have been featured in articles and reviews in numerous local as well as national publications. The Company supplements its reputation with a program of marketing and public relations activities designed to keep the Daily Grill and Grill name before the public. Such activities include media advertising, participating in local charity events and providing a location and refreshments for meetings of charity organizations. During 2001, expenditures for advertising and promotion were approximately 1.1% of gross revenues.

Pizza Restaurants. The Company participates in local and regional/national advertising programs, including paying certain advertising fees (1% of gross revenues) to the Franchisor and spending certain minimum amounts for local advertising (2% of gross revenues) as required by the Franchise Agreements. See "The Pizza Restaurants - Franchise Agreements."

The Company budgets an average of 3% of Pizza Restaurant sales annually for advertising and promotion. The Company's primary marketing philosophy is to create an enjoyable, fun dining atmosphere and rely on word-of-mouth to attract customers.

Competition

The Daily Grill restaurants compete within the mid-price, full-service casual dining segment. Daily Grill competitors include national and regional chains, such as Cheesecake Factory and Houston's, as well as local owner-operated restaurants. Grill restaurants compete within the fine dining segment. Grill competitors include a limited number of national fine dining chains as well as selected local owner-operated fine dining establishments. The primary competitors to the Company's Pizza Restaurants are casual theme restaurant chains including Friday's and the Olive Garden. Competition for the Company's hotel based restaurants is primarily limited to restaurants within the immediate proximity of the hotel.

The restaurant business is highly competitive with respect to price, service, restaurant location and food quality and is affected by changes in consumer tastes, economic conditions and population and traffic patterns. The Company believes it competes favorably with respect to these factors. The Company believes that its ability to compete effectively will continue to depend in large measure on its ability to offer a diverse selection of high quality, fresh food products with an attractive price/value relationship served in a friendly atmosphere.

Management believes that its affiliation with, and operation under the name of, "Pizzeria Uno" provides certain competitive advantages to the Company's Pizza Restaurants. Management believes that the quality products, friendly full-service atmosphere, diverse menu and moderate prices associated with Pizzeria Uno restaurants, and the Company's Pizza Restaurants in particular, enable the Company to compete effectively with other local and national-chain restaurants.

Employees

The Company and its subsidiaries employ approximately 1,328 people, 42 of whom are corporate personnel and 102 of whom are restaurant managers, assistant managers and chefs. The remaining employees are restaurant personnel. Of the Company's employees, approximately 40% are full-time employees, with the remainder being part-time employees.

With the exception of the Chicago Grill on The Alley, none of the Company's employees are represented by labor unions or are subject to collective bargaining or other similar agreements. Management believes that its employee relations are good at the present time.

Trademarks and Service Marks

The Company regards its trademarks and service marks as having significant value and as being important to its marketing efforts. The Company has registered its "Daily Grill" mark and logo and its "Satisfaction Served Daily," "Think Daily," "Daily Grind" and other marks with the United States Patent and Trademark Office as service marks for restaurant service, and has secured California state registration of such marks. The Company's policy is to pursue registration of its marks and to oppose strenuously any infringement.

Pursuant to the Franchise Agreements, the Company's Pizza Restaurant operates under the "Pizzeria Uno" trademark and service marks. The Franchisor has undertaken to keep in place and renew, as necessary, its trademark registrations and to vigorously oppose any infringements of its marks.

Government Regulation

The Company is subject to various federal, state and local laws affecting its business. Each of the Company's restaurants is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, health and safety, and fire agencies in the state or municipality in which the restaurants are located. Difficulties or failures in obtaining or renewing the required licenses or approvals could result in temporary or permanent closure of the Company's restaurants.

Alcoholic beverage control regulations require each of the Company's restaurants to apply to a state authority and, in certain locations, county and municipal authorities for a license or permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operation of the Company's restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control, and handling, storage and dispensing of alcoholic beverages.

The Company may be subject in certain states to "dram-shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment which served alcoholic beverages to such person. In addition to potential liability under "dram-shop" statutes, a number of states recognize a common-law negligence action against persons or establishments which serve alcoholic beverages where injuries are sustained by a third party as a result of the conduct of an intoxicated person. The Company presently carries liquor liability coverage as part of its existing comprehensive general liability insurance.

Various federal and state labor laws govern the Company's relationship with its employees, including such matters as minimum wage requirements, overtime and other working conditions. Significant additional government-imposed increases in minimum wages, paid leaves of absence and mandated health benefits, or increased tax reporting requirements for employees who receive gratuities, could be detrimental to the economic viability of the Company's restaurants. Management is not aware of any environmental regulations that have had a material effect on the Company to date.

ITEM 2. PROPERTIES

With the exception of the Company's Cherry Hill Pizza Restaurant and certain properties which may be operated pursuant to management arrangements or partnership or joint venture arrangements, all of the Company's restaurants are located in space leased from parties unaffiliated with the Company. The leases have initial terms ranging from 10 to 25 years, with varying renewal options on all but one of such leases. Each of the leases provides for a base rent plus payment of real estate taxes, insurance and other expenses, plus additional percentage rents based on revenues of the restaurant. See "Description of Business."

The Company's Cherry Hill Pizza Restaurant is located in space leased from Denbob Corporation, a corporation controlled by a former director of the Company, Robert L. Wechsler. The Grill restaurant in San Jose is located in space leased from a hotel management company which may be deemed to be controlled by a director of the Company, Lew Wolff who may also be deemed to be an affiliate of the Company as a result of his holdings of common stock and securities convertible into or exercisable to acquire common stock of the Company.

The Company's executive offices are located in 3,300 square feet of office space located in Los Angeles, California. Such space is leased from an unaffiliated party pursuant to a lease expiring in January 2002.

Management believes that the Company's existing restaurant and executive office space is adequate to support current operations. The Company intends to lease, from time to time, such additional office space and restaurant sites as management deems necessary to support its future growth plans.

ITEM 3. LEGAL PROCEEDINGS

Restaurants such as those operated by the Company are subject to litigation in the ordinary course of business, most of which the Company expects to be covered by its general liability insurance. However, punitive damages awards are not covered by general liability insurance. Punitive damages are routinely claimed in litigation actions against the Company. No material causes of action are presently pending against the Company. However, there can be no assurance that punitive damages will not be given with respect to any actions which may arise in the future.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's stockholders through the solicitation of proxies, or otherwise, during the fourth quarter of the Company's fiscal year ended December 30, 2001.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is currently traded in the over-the-counter market and is quoted on the Nasdaq Small-Cap Market ("Nasdaq") under the symbol "GRIL". The following table sets forth the high and low bid price per share for the Company's common stock for each quarterly period during the last two fiscal years, adjusted to reflect a 1-for-4 reverse stock split effective August 9, 1999:

		High	Low
2000 -	First Quarter	1.812	1.281
	Second Quarter	1.968	1.000
	Third Quarter	2.125	1.234
	Fourth Quarter	3.750	1.375
2001 -	First Quarter	3.344	1.938
	Second Quarter	3.500	1.940
	Third Quarter	2.900	1.500
	Fourth Quarter	1.900	1.100

The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

At March 20, 2002, the closing bid price of the Common Stock was $1.32.

As of March 20, 2002, there were approximately 419 holders of record of the Common Stock of the Company.

The Company has never declared or paid any cash dividend on its Common Stock and does not expect to declare or pay any such dividend in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA

The following tables present selected historical consolidated financial data derived from the consolidated financial statements of the Company. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company included elsewhere herein.

	Fiscal Year Ended December				
	1997	1998	1999	2000	2001
	(In thousands except per share data)				
Statement of Operations Data:					
Sales	$ 28,901	$ 34,464	$ 38,432	$ 44,598	$ 44,529
Management and license fees	-	444	544	1,078	872
Total revenues	28,901	34,908	38,976	45,676	45,401
Gross profit	20,981	25,234	28,090	32,674	32,985
Operating expenses:					
Restaurant operating expenses	17,446	21,321	23,426	27,201	27,063
General and administration	2,648	2,755	3,296	3,303	3,540
Depreciation and amortization	949	1,137	1,196	1,334	1,457
Amortization of preopening costs	337	175	54	330	199
Unusual charges	-	964	-	73	-
Total	21,380	26,352	27,972	32,241	32,259
Income (loss) from operations	(399)	(1,118)	118	433	726
Interest expense, net	(166)	(231)	(376)	(478)	(394)
Nonrecurring costs	93	-	-	-	-
Income (loss) before taxes, minority interest, equity in loss of joint venture and cumulative effective of change in accounting principle	(472)	(1,349)	(258)	(45)	332
Provision for income taxes	(5)	(10)	(6)	(14)	(65)
Equity in loss of joint venture	-	-	(74)	(9)	(9)
Minority interests	-	122	(68)	102	211
Cumulative effect of change in accounting principle	-	(70)	-	-	-
Net income (loss)	(477)	(1,307)	(406)	34	469
Preferred dividends accrued or paid	(69)	(85)	(50)	(50)	(50)
Accounting deemed dividends	(211)	(83)	-	-	-
Net income (loss) applicable to common stock	$ (757)	$ (1,475)	$ (456)	$ (16)	$ 419
Net income (loss) per share applicable to common stock (1):					
Basic	$ (0.20)	$ (0.37)	$ (0.11)	$ 0.00	$ 0.09
Diluted	$ (0.20)	$ (0.37)	$ (0.11)	$ 0.00	$ 0.09
Weighted average shares outstanding					
Basic	3,773,560	3,972,256	4,003,738	4,104,360	4,776,741
Diluted	3,773,560	3,972,256	4,003,738	4,104,360	4,866,449

Balance Sheet Data:					
Working deficit	$ (1,223)	$ (2,300)	$ (3,685)	$ (2,719)	$ (693)
Total assets	9,011	11,387	11,288	12,534	14,344
Long-term debt, less current portion	699	2,928	2,033	2,866	1,534
Stockholders' equity	5,183	3,867	3,461	3,495	6,045

(1) All per share amounts and weighted average shares outstanding have been adjusted to reflect a 1-for-4 reverse stock split effective August 9, 1999.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Certain Factors Affecting Future Operating Results" beginning on page 28 of this Form 10-K.

General

During the fiscal year ended December 30, 2001, the Company owned and operated 16 restaurants and managed or licensed 5 additional restaurants, consisting of 10 Daily Grill restaurants, 2 Pizzeria Uno restaurants (one was sold in July 2001), 3 The Grill on the Alley restaurants and 1 The Grill on Hollywood (opened in November 2001) which are owned and operated by the Company, 2 Daily Grill restaurants and a City Bar and Grill restaurant which are managed by the Company and 2 Daily Grill restaurants which are licensed by the Company. During the fiscal year ended December 31, 2000, the Company owned and operated a total of 16 restaurants and managed or licensed 5 additional restaurants, consisting of 10 Daily Grill restaurants, 3 Pizzeria Uno restaurants (one was closed in July 2000) and 3 The Grill on the Alley restaurants which are owned and operated by the Company, 2 Daily Grill restaurants and a City Bar & Grill restaurant which are managed by the Company and 2 Daily Grill restaurants which are licensed by the Company. During the fiscal year ended December 26, 1999, the Company owned and operated a total of 15 restaurants and managed or licensed 4 additional restaurants, consisting of 10 Daily Grill restaurants, 3 Pizzeria Uno restaurants and 2 The Grill on the Alley restaurants which are owned and operated by the Company, 2 Daily Grill restaurants and a City Bar & Grill restaurant which are managed by the Company and one Daily Grill restaurant which was licensed by the Company. See "Description of Business."

Fiscal 2001 operating results include a full year of operations from the Chicago Grill restaurant (compared to 29 weeks in 2000), 7 weeks of operations of The Grill on Hollywood and a full year of operations for the Skokie restaurant (compared to 12 weeks in 2000). The Pizzeria Uno restaurant in South Plainfield, New Jersey was sold in July 2001 and revenues from that restaurant terminated at that date.

Fiscal 2000 operating results include a full year of operations and management fees from the Georgetown Inn Daily Grill restaurant (compared to 39 weeks of operations in 1999) and the Universal CityWalk Daily Grill (compared to 25 weeks of operations in 1999), 29 weeks of operations of the Chicago Grill restaurant, and 12 weeks of operations at the Daily Grill in Skokie, Illinois. The Pizzeria Uno restaurant in Media, Pennsylvania was closed in July 2000 and revenues from that restaurant terminated at that date.

Fiscal 1999 operating results include a full year of operations from the Tyson's Corner Daily Grill and the San Jose Fairmont Grill and a full year of management fees from the Burbank Hilton Daily Grill, each of which opened in 1998, 39 weeks of management fees from the Georgetown Inn Daily Grill, 25 weeks of management fees from the Universal CityWalk Daily Grill and no management fees from the Salt Lake City Hilton Daily Grill. The Salt Lake City Daily Grill was closed in November 1999 and management fees on that restaurant terminated at that date.

The Company accounts for its interest in the Universal CityWalk Daily Grill using the equity method. All other owned restaurants are consolidated with minority interest being reflected in the San Jose Fairmont Grill, The Chicago Grill on the Alley and The Grill on Hollywood.

Sales revenues of the Company are derived from sales of food, beer, wine, liquor and non-alcoholic beverages. Approximately 81% of combined 2001 sales were food and 19% were beverage. Sales revenues from restaurant operations are primarily influenced by the number of restaurants in operation at any time, the timing of the opening of such restaurants and the sales volumes of each restaurant.

The Company's expenses are comprised primarily of cost of food and beverages and restaurant operating expenses, including payroll, rent, occupancy costs and franchise fees. The largest expenses of the Company are payroll and the cost of food and beverages, which is primarily a function of the price of the various ingredients utilized in preparing the menu items offered at the Company's restaurants. Restaurant operating expenses consist primarily of wages paid to part-time and full-time employees, rent, utilities, insurance and taxes.

In addition to its cost of food and beverages and normal restaurant operating expenses, the Company has paid, and is obligated to pay, certain fees to its Franchisor as well as certain minimum advertising expenses. Pursuant to the Company's Franchise Agreement, the Company pays a continuing license fee with respect to its Pizza Restaurant, an advertising fee and is required to expend certain minimum amounts on local advertising and promotion. See "Description of Business - The Pizza Restaurant -- The Franchise Agreement."

In addition to restaurant operating expenses, the Company pays certain general and administrative expenses which relate primarily to operation of the Company's corporate offices. Corporate office general and administrative expenses consist primarily of salaries of officers and clerical personnel, rent, legal and accounting costs, travel, insurance and various office expenses.

Results of Operations

The following table sets forth certain items as a percentage of total revenues from the Company's Statements of Operations during 1999, 2000 and 2001:

	Fiscal Year Ended December		
	1999	2000	2001
Sales revenues	98.6%	97.6%	98.1%
Management and licensing fees	1.4	2.4	1.9
Total revenues	100.0	100.0	100.0
Cost of sales	27.9	28.5	27.3
Gross profit	72.1	71.5	72.7
Restaurant operating expense	60.1	59.6	59.6
General and administrative expense	8.5	7.2	7.8
Depreciation and amortization	3.1	2.9	3.2
Preopening costs	0.1	0.7	0.5
Unusual charges	0.0	0.2	0.0
Total operating expenses	71.8	70.6	71.1
Operating income	0.3	0.9	1.6
Interest expense, net	(1.0)	(1.0)	(0.9)
Income (loss) before income tax	(0.7)	(0.1)	0.7
Provision for taxes	0.0	0.0	(0.2)
Minority interest	(0.1)	0.2	0.5
Equity in loss of joint venture	(0.2)	0.0	0.0
Net income (loss)	(1.0)%	0.1%	1.0%

Fiscal Year 2001 Compared to Fiscal Year 2000

Revenues. The Company's revenues for 2001 decreased 0.6% to $45.4 million from $45.7 million in 2000. Sales revenues decreased 0.2% to $44.5 million in 2001 from $44.6 million in 2000. Management and license fee revenues decreased to $872,000 in 2001 from $1,078,000 in 2000. System-wide sales, including sales of non-consolidated restaurants operated under license, management agreement or partnership, totaled $62.4 million in 2001 compared to $62.3 million in 2000.

The decline in consolidated revenues for the year is partially due to one less week of sales in 2001 compared to 2000. Additionally it is believed to be attributable to specific factors which may have effected individual restaurants, to unfavorable economic and operating conditions which prevailed during the fourth quarter of 2001, including weak economic conditions, the impact of the September 11 terrorist attacks, corporate spending cutbacks and reduced business travel. These factors contributed to a decline in consolidated revenues during the fourth quarter of 15.1%, from $13.6 million in 2000 to $11.5 million in 2001. The adverse operating conditions which prevailed during the fourth quarter of 2001 are continuing into the first quarter of 2002.

Sales for Daily Grill restaurants were flat at $28.1 million in 2000 and 2001. Although weighted average weekly sales at the Daily Grill restaurants increased 1.9% from $58,920 in 2000 to $60,041 in 2001, the additional week in 2000 contributed, on average, $530,000, or 2% of sales. An increase in the average ticket of almost $2.00 was offset by a 0.9% decrease in the number of guests.

Sales for Grill restaurants increased by 12.7% from $12.2 million in 2000 to $13.7 million in 2001. The increase in sales revenues for the Grill restaurants from 2000 to 2001 was primarily attributable to (1) the opening of the Grill on Hollywood in November 2001 which contributed $0.7 million and (2) having the full year of Chicago compared to only 29 weeks in 2000 which contributed $1.2 million. Weighted average weekly sales at the Grill restaurants decreased 0.6% from $89,476 in 2000 to $88,965 in 2001. An increase in the average ticket of $7.73, primarily attributable to San Jose Grill, combined with the addition of Hollywood offset the decrease in guests at both San Jose and Beverly Hills.

Sales for the Pizza Restaurants decreased by 37.2% from $4.3 million in 2000 to $2.7 million in 2001. The decrease in sales revenues for the Pizza Restaurants from 2000 to 2001 was attributable to (1) the closing of the Pizzeria Uno franchise restaurant in Media, PA ($0.6 million), (2) the sale of the Pizzeria Uno in South Plainfield, NJ ($0.9 million) and (3) a 4.6% decline in same store sales at the remaining location. Weighted average weekly sales at the Pizza Restaurants increased 7.2% from $32,000 in 2000 to $34,300 in 2001. Management has determined that continued ownership and operation of the Pizza Restaurants does not fit with the Company's strategic growth plans. In July 2001, the Company finalized the sale of its Pizza Restaurant in South Plainfield, New Jersey for $700,000. The Company is also seeking a suitable buyer for its Pizza Restaurant in Cherry Hill, New Jersey.

Price increases were last implemented during the fourth quarter of 2000 for certain menu items with minor increases as a result of menu engineering in the second quarter of 2001. While selected price increases may be implemented from time to time in the future, the Company does not plan to implement additional price increases in the foreseeable future. Future revenue growth is expected to be driven principally by a combination of expansion into new markets and the opening of additional restaurants and establishment of market share in those new markets as well as increases in head count at existing restaurants and selected price increases. When entering new markets where the Company has not yet established a market presence, sales levels are expected to be lower than in existing markets where the Company has a concentration of restaurants and high customer awareness. Although the Company's experience in developing markets indicates that the opening of multiple restaurants within a particular market results in increased market share, decreases in comparable restaurant sales may result.

Management and license fee revenues were attributable to (1) hotel restaurant management services which accounted for management fees of $577,000 in 2001 and $750,000 in 2000, (2) licensing fees from the LAX Daily Grill and Skokie, Illinois Daily Grill which totaled $194,000 in 2001 and $148,000 in 2000, and (3) fees from Universal CityWalk which totaled $101,000 in 2001 and $122,000 in 2000. The decrease in management fees during 2001 was attributable to decreased sales at the Burbank Hilton and San Jose City Bar & Grill offset by increases at the Georgetown Inn.

The Company accounts for its 50% interest in the Universal CityWalk Daily Grill using the equity method. As a result, the Company's sales do not include sales from Universal CityWalk. Total revenues for the Universal CityWalk Daily Grill were $2.0 million during 2001 as compared to $2.2 million during 2000.

Cost of Sales and Gross Profit. While sales revenues decreased by 0.2 % in 2001 as compared to 2000, cost of sales decreased by 4.5% ($0.6 million) and decreased as a percentage of sales from 28.5% in 2000 to 27.3% in 2001. The decrease in cost of sales as a percentage of sales revenues was primarily attributable to menu refinements and related sales mix as well as cost reductions resulting from improved purchasing.

Gross profit increased 1.0% from $32.7 million (71.5% of sales) in 2000 to $33.0 million (72.7% of sales) in 2001.

Operating Expenses and Operating Results. Total operating expenses, including restaurant operating expenses, general and administrative expense, depreciation and amortization, preopening costs, and unusual charges, rose 0.1% to $32.3 million in 2001 (representing 71.1% of revenues) from $32.2 million in 2000 (representing 70.6% of sales).

Restaurant operating expenses decreased 0.5% to $27.1 million in 2001 from $27.2 million in 2000. As a percentage of sales, restaurant operating expenses represented 59.6 % in both 2001 and 2000. The decrease in restaurant operating expenses resulted primarily from the sale of the Pizzeria Uno restaurant in South Plainfield, New Jersey for net proceeds of $225,000 which were credited against restaurant operating expenses.

General and administrative expenses increased 7.2% to $3.5 million in 2001 from $3.3 million in 2000. General and administrative expenses represented 7.8% of sales in 2001 as compared to 7.2% of sales in 2000. The increase in total general and administrative was primarily the result of increased headcount at the corporate office and related benefits ($0.3 million).

Depreciation and amortization expense was $1.5 million during 2001 as compared to $1.3 million during 2000. The increase in depreciation and amortization expense reflects the opening of the Hollywood Grill in November 2001 ($0.1 million) and a full year of expense for the Chicago Grill ($0.1 million).

Preopening costs totaled $199,000 in 2001 as compared with $330,000 in 2000. These pre-opening costs were attributable to the opening in 2001 of The Grill on Hollywood and in 2000 of the Chicago Grill.

Unusual charges totaling $73,000 in 2000 related to the costs of closing the Media Pizza Restaurant. The Company reported no unusual charges in 2001.

Interest Expense. Interest expense, net, totaled $394,000 during 2001 as compared to $478,000 in 2000. The decrease in interest expense was primarily attributable to the reduction in total debt and decrease in interest rates on bank debt.

Minority Interest and Equity in Loss of Joint Venture. The Company reported a minority interest in the loss of its majority owned subsidiaries of $211,000 during 2001, consisting of a minority interest in the earnings of San Jose Grill on the Alley, LLC of $77,000, a minority interest in the loss of Chicago - The Grill on the Alley LLC of $144,000 and a minority interest in the loss of The Grill on Hollywood, LLC of $144,000. For the year ending December 31, 2000 the Company recorded a minority interest in the earnings of San Jose Grill on the Alley, LLC of $115,000 and a minority interest in the loss of Chicago – The Grill on the Alley, LLC of $217,000.

The Company recorded equity in loss of joint venture of $9,000 in 2001 and 2000 relating to the Company's 50% interest in Universal CityWalk Daily Grill.

The Company reported net income of $469,000 in 2001 as compared to $34,000 for 2000.

Fiscal Year 2000 Compared to Fiscal Year 1999

Revenues. The Company's revenues for 2000 increased 17.2% to $45.7 million from $39 million in 1999. Sales revenues increased 16% to $44.6 million in 2000 from $38.4 million in 1999. Management and license fee revenues increased to $1,078,000 in 2000 from $544,000 in 1999. System-wide sales, including sales of non-consolidated restaurants operated under license, management agreement or partnership, totaled $62.3 million in 2000, an increase of 22.6% from $50.8 million in 1999.

Sales for Daily Grill restaurants increased by 8.1% from $26 million in 1999 to $28.1 million in 2000. The increase in sales revenues for the Daily Grill restaurants from 1999 to 2000 was primarily attributable to an increase in same store sales of 8.1% for restaurants open for 12 months in both 1999 and 2000. Weighted average weekly sales at the Daily Grill restaurants increased 6.1% from $55,545 in 1999 to $58,920 in 2000 and the additional week in 2000 contributed, on average, $530,000, or 2% of sales. Comparable restaurant sales and weighted average weekly sales at the Daily Grill restaurants in 2000 were positively affected by increased customer counts in all restaurants and a price increase in October 2000.

Sales for Grill restaurants increased by 63.8% from $7.4 million in 1999 to $12.2 million in 2000. The increase in sales revenues for the Grill restaurants from 1999 to 2000 was primarily attributable to (1) the opening of the Chicago Grill in June 2000, and (2) an increase in same store sales of 16.1% at the Grill restaurants which were open for 12 months in both 1999 and 2000. Weighted average weekly sales at the Grill restaurants increased 25.2% from $71,450 in 1999 to $89,476 in 2000. Comparable restaurant sales and weighted average weekly sales at the Grill restaurants in 2000 were positively affected by the maturing of the San Jose Grill, now in its third year of operation, and increased customer counts at The Grill in Beverly Hills.

Sales for the Pizza Restaurants decreased by 13.6% from $5.0 million in 1999 to $4.3 million in 2000. The decrease in sales revenues for the Pizza Restaurants from 1999 to 2000 was attributable to (1) the closing of the Pizzeria Uno franchise restaurant in Media, Pennsylvania and (2) a 0.2% decline in same store sales. Weighted average weekly sales at the Pizza Restaurants decreased 0.2% from $32,100 in 1999 to $32,000 in 2000. Management has determined that continued ownership and operation of the Pizza Restaurants does not fit with the Company's strategic growth plans. In October 2000, the Company entered into an agreement to sell its Pizza Restaurant in South Plainfield, New Jersey for $700,000. The Company is also seeking a suitable buyer for its Pizza Restaurant in Cherry Hill, New Jersey.

Price increases were last implemented during the fourth quarter of 2000 for certain menu items. While selected price increases may be implemented from time to time in the future, the Company does not plan to implement additional price increases in the foreseeable future. Future revenue growth is expected to be driven principally by a combination of expansion into new markets and the opening of additional restaurants and establishment of market share in those new markets as well as increases in head count at existing restaurants and selected price increases. When entering new markets where the Company has not yet established a market presence, sales levels are expected to be lower than in existing markets where the Company has a concentration of restaurants and high customer awareness. Although the Company's experience in developing markets indicates that the opening of multiple restaurants within a particular market results in increased market share, decreases in comparable restaurant sales may result.

Management and license fee revenues during 2000 were attributable to (1) hotel restaurant management services which accounted for $750,000 of management fees, and (2) licensing fees from the LAX Daily Grill and Skokie, Illinois Daily Grill which totaled $148,000 and (3) $122,000 in fees from Universal CityWalk. The increase in management fees during 2000 was attributable to (1) management of the Georgetown Inn Daily Grill for all of 2000 as compared to 39 weeks during 1999, and (2) management of the Universal CityWalk Daily Grill for all of 2000 as compared to 25 weeks in 1999.

The Company accounts for its 50% interest in the Universal CityWalk Daily Grill using the equity method. As a result, the Company's sales do not include sales from Universal CityWalk. Total revenues for the Universal CityWalk Daily Grill were $2.2 million during 2000 as compared to $1.1 million during 1999.

Cost of Sales and Gross Profit. While sales revenues increased by 16.0 % ($6.2 million) in 2000 as compared to 1999, cost of sales increased by 19.4% ($2.1 million) and increased as a percentage of sales from 27.9% in 1999 to 28.5% in 2000. The increase in cost of sales as a percentage of sales revenues was attributable to the additional Grill restaurant and the 16.1% same store increase for the Grills, which typically have a higher cost of sales than Daily Grills.

Gross profit increased 16.3% from $28.1 million (72.1% of sales) in 1999 to $32.7 million (71.5% of sales) in 2000.

Operating Expenses and Operating Results. Total operating expenses, including restaurant operating expenses, general and administrative expense, depreciation and amortization, preopening costs, and unusual charges, rose 15.3% to $32.2 million in 2000 (representing 70.6% of revenues) from $28.0 million in 1999 (representing 71.8% of sales).

Restaurant operating expenses increased 16.1% to $27.2 million in 2000 from $23.4 million in 1999. As a percentage of sales, restaurant operating expenses represented 59.6% in 2000 as compared to 60.1% in 1999. The increase in restaurant operating expenses followed the 16% sales increase for the Company and resulted from the additional costs of opening the Chicago Grill, offset by the spreading of fixed costs over the significant same store sales increases experienced in the Daily Grills and the Grill restaurant same stores.

General and administrative expenses were flat at $3.3 million in 2000 and 1999. General and administrative expenses represented 7.2% of sales in 2000 as compared to 8.5% of sales in 1999. While these expenses in total were nearly equal, there were increases of approximately $120,000 in legal expense relating to establishment of new credit facilities, efforts to sell the Pizza restaurants and certain litigation, offset by decreases in other expenses such as, restaurant management hiring and training.

Depreciation and amortization expense was $1.3 million during 2000 as compared to $1.2 million during 1999. The increase in depreciation and amortization expense reflects the opening of the Chicago Grill in June 2000 offset by a reduction in this expense in the older Daily Grill restaurants.

Preopening costs totaled $330,000 in 2000 as compared with $54,000 in 1999. These pre-opening costs were attributable to the opening in 2000 of the Chicago Grill.

Unusual charges totaling $73,000 in 2000 related to the costs of closing the Media Pizza Restaurant. The Company reported no unusual charges in 1999.

Interest Expense. Interest expense, net, totaled $478,000 during 2000 as compared to $376,000 in 1999. The increase in interest expense was primarily attributable to the added debt for the Chicago Grill plus a slight increase in interest rates on bank debt.

Minority Interest and Equity in Loss of Joint Venture. The Company reported a minority interest in the loss of its majority owned subsidiaries of $102,000 during 2000, consisting of a minority interest in the earnings of San Jose Grill on the Alley, LLC of $115,000 and a minority interest in the loss of Chicago - The Grill on the Alley LLC of $217,000. For the year ending December 26, 1999 the Company recorded a minority interest in the earnings of San Jose Grill on the Alley, LLC of $68,000.

The Company recorded equity in loss of joint venture of $9,000 in 2000 and $74,000 in 1999 which is primarily attributable to the preopening costs incurred in 1999 related to the Universal CityWalk Daily Grill.

The Company reported net income of $34,000 in 2000 as compared to a net loss of $406,000 for 1999.

Liquidity and Capital Resources

At December 30, 2001, the Company had a working capital deficit of $0.7 million and a cash balance of $2.3 million as compared to a working capital deficit of $2.7 million and a cash balance of $0.6 million at December 31, 2000. The variance in the Company's working capital and cash was primarily attributable to the issuance of new equity in 2001, proceeds from the sale of the Pizzeria Uno in South Plainfield, New Jersey and cash flow from operations that were used to pay off the Company's bank borrowing of $1.2 million and other debt of $0.5 million.

The Company's need for capital resources historically has resulted from, and for the foreseeable future is expected to relate primarily to, the construction and opening of new restaurants. Historically, the Company has funded its day-to-day operations through its operating cash flow, while funding growth through a combination of bank borrowing, loans from stockholders/officers, the sale of debentures and stock, loans and tenant allowances from certain of its landlords, and, beginning in 1999, through joint venture arrangements. At December 30, 2001, the Company had a bank credit facility with nothing owing, a loan from a member of Chicago - The Grill on the Alley, LLC of $0.5 million, an SBA loan of $0.1 million, loans from stockholders/officers/directors of $0.5 million, equipment loans of $1.1 million, and loans/advances from a landlord of $0.1 million.

On August 1, 2000, the Company received a $400,000 loan from private individuals. The loan bears interest at 9% and is payable in monthly installments over four years. In connection with the loan, the Company issued 40,000 warrants. In June 2001 the lender became a member of the Company's Board of Directors and the loan was reclassified as related party debt. The balance owed on the loan at December 30, 2001 was $274,000.

On December 13, 2001 the Company amended its bank credit facility converting the term loan to a $0.8 million reducing line of credit and extending the existing $0.3 million line of credit for another year. At December 30, 2001 there were no borrowings against either line of credit. At December 31, 2000, the Company had a bank credit facility of $1.5 million consisting of a $0.3 million revolving line of credit and a $1.2 million term loan payable. Interest is payable at the bank's prime rate. In connection with the Credit Facility the Company is required to comply with certain debt service coverage and liquidity requirements. Two of the Company's principal stockholders have guaranteed the Credit Facility. In exchange for the guarantee, the Company issued warrants to purchase 150,000 shares at an exercise price of $1.406 per share exercisable for a period of four years and agreed to pay each of the stockholders interest of 2% per annum on the average annual balance on the note payable to the bank for guaranteeing the note. The extended line of credit matures in August 2004 and the reducing line of credit matures in October 2004.

During 2001, the Company and its subsidiaries were obligated under 16 leases covering the premises in which the Company's Daily Grill, Grill and Pizza Restaurants are located as well as leases on its executive offices. Such restaurant leases and the executive office lease contain minimum rent provisions which provided for the payment of minimum aggregate annual rental payments of approximately $2.9 million in 2001, with varying escalation and percentage rent clauses in each of the restaurant leases. Minimum rental payments during 2001 on existing leases as of December 30, 2001, total $2.6 million.

The Company opened one restaurant in February 2002, in San Francisco, and is currently negotiating for two additional locations, which would open in 2002. Cost of opening the Handlery Hotel Daily Grill in San Francisco is estimated at $2.8 million, of which the Company expects to pay approximately $250,000, with the balance being paid by the hotel. Management anticipates that new non-hotel based restaurants will cost between $1 million and $2 million per restaurant to build and open depending upon the location and available tenant allowances. Hotel based restaurants may involve remodeling existing facilities, substantial capital contributions from the hotel operators and other factors which will cause the cost to the Company of opening such restaurants to be less than the Company's cost to build and open non-hotel based restaurants.

Capital expenditures were $1.1 million in 1999, $2.4 million in 2000 and $1.4 million in 2001. Capital expenditures in fiscal 2002 are expected to be between $1.0 million and $1.8 million, primarily for the development of new restaurants, capital replacements and refurbishing for existing restaurants. The amount of actual capital expenditures will be dependent upon, among other things, the proportion of free standing versus hotel based properties as hotel based restaurants are expected to generally require lower capital investment on the Company's part. In addition, if the Company opens more, or less, restaurants than it currently anticipates, its capital requirements will increase, or decrease, accordingly.

In order to finance restaurant openings during 1997 and 1998, the Company conducted an offering of common stock, convertible preferred stock and warrants during 1997 and entered into a joint operating arrangement and loan in 1998.

The 1997 offering provided net proceeds to the Company of approximately $1.5 million. The 1997 offering consisted of a private placement of 200,000 shares of common stock, 1,000 shares of Series I Convertible Preferred Stock, 500 shares of Series II 10% Convertible Preferred Stock, 187,500 five year $8.00 Warrants and 187,500 five year $12.00 Warrants. The aggregate sales price of those securities was $1,500,000.

The Series I Convertible Preferred Stock was converted into 200,000 shares of common stock in July 2000.

The Series II 10% Convertible Preferred Stock is convertible into common stock commencing one year from the date of issuance at the greater of (i) $4.00 per share, or (ii) 75% of the average closing price of the Company's common stock for the five trading days immediately prior to the date of conversion; provided, however, that the conversion price shall in no event exceed $10.00 per share. The Series II 10% Convertible Preferred Stock is entitled to receive an annual dividend equal to $100 per share payable on conversion or redemption in cash or, at the Company's option, in common stock at the then applicable conversion price. The Series II Convertible Preferred Stock is subject to redemption, in whole or in part, at the option of the Company on or after the second anniversary of issuance at $1,000 per share. Accrued dividends in arrears total $226,000 at December 30, 2001 and $176,000 at December 31, 2000.

The $8.00 Warrants are exercisable to purchase common stock at a price of $8.00 per share commencing three years from the date of issuance and ending five years from the date of issuance.

The $12.00 Warrants are exercisable to purchase common stock at a price of $12.00 per share commencing three years from the date of issuance and ending five years from the date of issuance.

In February of 1999, the Company entered into a limited liability company/member loan arrangement to provide financing for the planned opening of a Grill restaurant at the Chicago Westin Hotel which opened June of 2000. Pursuant to the financing arrangement for the Chicago Westin Hotel Grill, investor members of the limited liability company (the "Chicago LLC") invested $1,000 in the Chicago LLC and loaned an additional $1.699 million to the Chicago LLC. $1,190,000 of the loan was converted to equity. The Company manages the Chicago LLC for which it receives a management fee of 5% of sales and owns a 60% interest in the Chicago LLC. The Company guaranteed repayment of the loan to the Chicago LLC and issued warrants to acquire 203,645 shares of common stock at $7.00 per share. The total cost to construct the Chicago Grill was $2.5 million. The Chicago Grill opened in June 2000. At December 30, 2001, the balance of the loan to Chicago LLC guaranteed by the Company was $455,000.

The Operating Agreement for San Jose Grill LLC, stipulates that distributions of distributable cash shall be made first, 10% to the manager and 90% to the members in the ratio of their percentage interests until the members have received the amount of their initial capital contribution. Second, to the payment of the preferred return of ten percent per annum on the unpaid balance of the member's adjusted capital contribution until the entire accrued but unpaid preferred return has been paid. Third, to the members in the ratio of their percentage interests until the additional capital contributions have been repaid. Thereafter, distributions of distributable cash will be made first, 16 2/3% as an incentive to the manager and the balance to the members in the ratio of their percentage interests. In January 2001 a distribution of distributable cash in the amount of $90,000 was made to the minority member that reduced the member's interest. The minority member's unrecovered capital contribution at December 30, 2001 was $260,000.

The Operating Agreement and the Senior Promissory Note for Chicago – The Grill on the Alley, LLC stipulates that the non-manager member of Chicago – The Grill on the Alley, LLC is entitled to a cumulative preferred return of eight percent annually of their converted capital contribution. Preferred return payments of $97,000 were paid to the non-manager member during 2001. These payments are treated as a reduction of equity. Payments returning $94,000 of converted capital contribution were made in 2001.

The Company may enter into investment/loan arrangements in the future on terms similar to the Chicago Westin Grill arrangements to provide for the funding of selected restaurants.

In September 2000, the Company opened a hotel-based licensed Daily Grill restaurant at the Double Tree in Skokie, Illinois. All costs to build and open the restaurant were paid by the hotel operator.

In July 2001, the Company completed a transaction with Starwood Hotels and Resorts Worldwide, Inc. pursuant to which the Company sold 666,667 shares of restricted common stock and 666,6667 stock warrants at $2.00 to Starwood for $1,000,000. Concurrently, the Company sold an additional 666,666 shares of restricted common stock and 666,666 stock purchase warrants for $2.25 to other strategic investors for $1,000,000. Proceeds reflected in the financial statements are net of transaction costs.

In conjunction with the investment by Starwood, the Company and Starwood entered into a Development Agreement under which the Company and Starwood agreed to jointly develop the Company's restaurant properties in Starwood hotels.

Under the Starwood Development Agreement, either the Company or Starwood may propose to develop a Daily Grill, Grill or City Bar and Grill restaurant in a Starwood hotel property. If the parties agree in principal to the development of a restaurant, the parties will attempt to negotiate either a management agreement or a license agreement with respect to the operation of the restaurant.

So long as Starwood continues to meet certain development thresholds set forth in the Development Agreement, the Company is prohibited from developing, managing, operating or licensing the Company's restaurants in any hotel owned, managed or franchised by a person or entity, other than Starwood, with more than 50 locations operated under a single brand. Existing hotel based restaurants are excluded from the exclusive right of Starwood. The development thresholds required to be satisfied to maintain Starwood's exclusive development rights require, generally, (1) the signing of an average of one management agreement or license agreement with respect to Daily Grill restaurants annually over the life of the Development Agreement, (2) the signing of one management agreement or license agreement in any two year period with respect to Grill restaurants, and (3) the signing of an aggregate average of three management agreements or license agreements with respect to all of the Company's restaurants annually over the life of the Development Agreement. Satisfaction of the thresholds set forth in the Development Agreement are determined on each anniversary of the Development Agreement. With respect to satisfaction of the specific thresholds applying to Daily Grill restaurants and Grill restaurants, the failure to satisfy the development thresholds with respect to those individual brands will terminate the exclusivity provisions relative to such brand but will not effect the exclusivity rights as to the other brand or in general.

Under the Development Agreement, the Company is obligated to issue to Starwood warrants to acquire a number of shares of the Company's common stock equal to four percent of the outstanding shares upon the attainment of certain development milestones. Such warrants are issuable upon execution of management agreements and/or license agreements relating to the development and operation, and the commencement of operation, of an aggregate of five, ten, fifteen and twenty of the Company's branded restaurants. If the market price of the Company's common stock on the date the warrants are to be issued is greater than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the greater of (1) 75% of the market price as of the date such warrant becomes issuable, or (2) the market price on the date of the Development Agreement. If the market price of the Company's common stock on the date the warrants are to be issued is less than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the market price as of the date such warrants become issuable. The warrants will be exercisable for a period of five years.

In addition to the warrants described above, if and when the aggregate number of Company restaurants operated under the Development Agreement exceeds 35% of the total Daily Grill, Grill and City Grill-branded restaurants, the Company will be obligated to issue to Starwood a warrant to purchase a number of shares of the Company's common stock equal to 0.75% of the outstanding shares on that date exercisable for a period of five years at a price equal to the market price at that date. On each anniversary of that date at which the restaurants operated under the Development Agreement continues to exceed the 35% threshold, for so long as the Development Agreement remains effective, the Company shall issue to Starwood additional warrants to purchase 0.75% of the outstanding shares on that date at an exercise price equal to the market price on that date.

Following the events of September 11, 2001, Starwood has substantially curtailed new development activities and no management agreements or license agreements have, as yet, been entered into under the Development Agreement.

In July 2001, the Company sold its South Plainfield, New Jersey Pizza Restaurant for net proceeds of $225,000.

In July 2001, the Company entered into a limited liability company for the opening of The Grill on Hollywood. The investor member of the limited liability company invested $1.2 million . The Company invested $250,000 and owns a 51% interest in The Grill on Hollywood, LLC. The Company manages The Grill for which it receives a management fee of 5% of sales. In November 2001, the Company opened a free-standing Grill restaurant in Hollywood, California.

Management believes that the Company has adequate resources on hand and operating cash flow to sustain operations for at least the following 12 months and to open at least one restaurant. In order to fund the opening of additional restaurants, the Company might require additional capital which might be raised through the issuance of debt or equity securities, or the formation of additional investment/loan arrangements, or a combination thereof. The Company presently has no commitments in that regard. See "Description of Business -- Business Expansion" and "Management's Discussion and Analysis -- Certain Factors Affecting Future Operating Results."

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its financial statements.

Principals of Consolidation and Minority Interests

The Company's restaurant operations are conducted through multiple wholly-owned subsidiaries as well as through three majority-owned limited liability companies and through a 50% owned joint venture. The Company's consolidated financial statements include balance sheet and income statement items, after eliminating intercompany accounts and transactions, of each wholly-owned and majority-owned subsidiary. The proportionate interest of the earnings or loss of majority-owned subsidiaries attributable to the minority owners of those subsidiaries is reflected in a single statement of operations entry, with minority interests in earnings being a reduction in net income and minority interests in losses being an increase in net income. The proportionate interest in the equity of majority-owned subsidiaries attributable to the minority owners of those subsidiaries is reflected as a single balance sheet entry between liabilities and stockholders' equity.

The Company's interest in the 50% owned joint venture which operates the Universal CityWalk Daily Grill is accounted for under the equity method of accounting. Under the equity method, the balance sheet and statement of operations items of that joint venture are not included on the Company's financial statements. Instead, the Company reports on its statement of operations a single line entry reflecting its proportionate interest in the earnings or loss of the joint venture, provided that the aggregate net losses from the joint venture do not exceed the Company's equity in the venture. The Company equity in the joint venture is reflected as an investment on the balance sheet which is adjusted, but not below zero, to reflect the Company's aggregate share of net income and losses of the venture.

Impairment of Long-Lived Assets

The Company reviews all long-lived assets on a regular basis to determine if there has been an impairment in the value of those assets. If, upon review, it is determined that the carrying value of those assets may not be recoverable, the Company will record a charge to earnings and reduce the value of the asset on the balance sheet to the amount determined to be recoverable.

For purposes of evaluating recoverability of long-lived assets, the recoverability test is performed using undiscounted cash flows of the individual restaurants and consolidated undiscounted net cash flows for long-lived assets not identifiable to individual restaurants compared to the related carrying value. If the undiscounted operating income is less than the carrying value, the amount of the impairment, if any, will be determined by comparing the carrying value of each asset with its fair value. Fair value is generally based on a discounted cash flow analysis.

Utilizing the above method, the Company, in prior years, has written down the assets of its Pizza Restaurant to zero. Based on the Company's review of its presently operating restaurants and other long-lived assets, during the fiscal year ended December 30, 2001, the Company recorded no impairments of its goodwill, intangibles or other long-lived assets.

Certain Factors Affecting Future Operating Results

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include the following: adverse weather conditions and other conditions affecting agricultural output which may cause shortages of key food ingredients and volatility of food prices and which, in turn, may reduce operating margins; changes in consumer tastes, demographics and adverse economic conditions which may result in reduced frequency of dining at the Company's restaurants; the dependence on key personnel and ability to attract and retain qualified management and restaurant personnel to support existing operations and future growth; regulatory developments, particularly relating to labor matters (i.e., minimum wage, health insurance and other benefit requirements), health and safety conditions, service of alcoholic beverages and taxation, which could increase the cost of restaurant operations; establishment of market position and consumer acceptance in new markets in light of intense competition in the restaurant industry and the geographic separation of senior management from such markets; potential delays in securing sites for new restaurants and delays in opening restaurants which may entail additional costs and lower revenues than would otherwise exist in the absence of such delays; and the availability of capital to fund future restaurant openings; rising energy costs and the occurrence of rolling blackouts in California which may result in higher occupancy costs and periodic restaurant closures which could adversely impact revenues and earnings; and potential increases in meat prices, and corresponding decreases in operating margins. In addition to the foregoing, the following specific factors may affect the Company's future operating results.

The anticipated opening of additional Daily Grill and Grill locations is expected to result in the incurrence of various pre-opening expenses and high initial operating costs which may adversely impact earnings during the first year of operations of such restaurants. However, management anticipates that each of such operations can be operated profitably within the first year of operations and that the opening of each of the restaurants presently contemplated will improve revenues and profitability.

The Company closed its Media, Pennsylvania Pizza Restaurant in 2000 and, in July 2001, finalized the sale of its South Plainfield, New Jersey Pizza Restaurant for $700,000. The Company is actively looking for a buyer for its remaining franchised Pizzeria Uno restaurant in Cherry Hill, New Jersey.

Future Accounting Requirements

In July 2001, the FASB issued Statement of Financial Accounting Standard No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interest method will be prohibited. The Company does not believe that the adoption of SFAS No. 141 will have a significant impact on its financial statements.

In July 2001, the FASB also issued Statement of Financial Standard No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142, which changes the accounting for goodwill and indefinite-lived intangible assets from an amortization method to an impairment-only approach, will be effective for the Company for fiscal year 2002. Adoption of No. 142 will reduce amortization expense in future periods. If the non-amortization provisions of SFAS No. 142 had been in effect as of the beginning of 2001, goodwill amortization of $8,000 for the year ended December 30, 2001 would have been eliminated. The Company has until June 2002 to complete our transitional impairment of goodwill associated with adopting SFAS No. 142. The amount of impairment losses recognizable upon adoption, if any, is not known at this time.

In August 2001, the FASB also issued Statement of Financial Standards No. 144, ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived to be Disposed Of" and also replaces and broadens the provisions of Accounting Principles Board Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes one accounting model, based on framework established in SFAS No. 121, for recognition, measurement and reporting of impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. Adoption of SFAS No. 144 is required for our fiscal year beginning December 31, 2001 although early adoption is permitted. We are currently evaluating the impact this new standard will have on our business, consolidated financial position, results of operations and cash flows.

Impact of Inflation

Substantial increases in costs and expenses, particularly food, supplies, labor and operating expenses, could have a significant impact on the Company's operating results to the extent that such increases cannot be passed along to customers. The Company does not believe that inflation has materially affected its operating results during the past two years.

A majority of the Company's employees are paid hourly rates related to federal and state minimum wage laws and various laws that allow for credits to that wage. The Company's cost of operations have been affected by several increases in the Federal and State minimum wage in recent years, including a state minimum wage increase in California in January 2002. In addition, further increases in the minimum wage are also being discussed by the federal and various state governments. Although the Company has been able to and will continue to attempt to pass along increases in costs through food and beverage price increases, there can be no assurance that all such increases can be reflected in its prices or that increased prices will be absorbed by customers without diminishing, to some degree, customer spending at its restaurants.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on funded debt. This exposure relates to its $1.1 million revolving credit line and reducing credit line facility. At December 30, 2001 there are no borrowings under either credit line. Borrowings under the credit facility bear interest at the lender's prime rate. A hypothetical 1% interest rate change would not have a material impact on the Company's results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of the Company, together with the independent accountants report thereon of PricewaterhouseCoopers, LLP, appears herein. See Index to Financial Statements on F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of the Company's fiscal year. Such information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of the Company's fiscal year. Such information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of the Company's fiscal year. Such information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of the Company's fiscal year. Such information is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as a part of this Report:

(1) Consolidated Financial Statements: See Index to Financial Statements on page F-1 of this report for financial statements and supplementary data filed as part of this report.

(2) Financial Statement Schedules

None

(3) Exhibits

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation, as amended, of Grill Concepts, Inc. (7)
3.2	Certificate of Amendment to Restated Certificate of Incorporation of Grill Concepts, Inc. (8)
3.3	Certificate of Amendment to Restated Certificate of Incorporation of Grill Concepts, Inc. dated August 1999 (13)
3.4	Certificate of Amendment of Restated Certificate of Incorporation of Grill Concepts, Inc., dated July 3, 2001 (20)
3.5	Bylaws, as amended, of Grill Concepts, Inc. (1)
3.6	Amendment to Bylaws of Magellan Restaurant Systems, Inc. dated December 31, 1994 (2)
4.1	Certificate of Designation fixing terms of Series II Preferred Stock (8)
4.2	Specimen Common Stock Certificate (1)
4.3	Form of Offshore Warrant (3)
4.4	Form of $8.00 Warrant (8)
4.5	Form of $12.00 Warrant (8)
10.1	Form of Franchise Agreement (1)
10.2	Lease Agreement between Uno Concepts of Cherry Hill, Inc. and Denbob Corp. dated June 29, 1989 for premises in Cherry Hill, New Jersey (1)
+10.3	Grill Concepts, Inc. 1995 Stock Option Plan (6)
+10.4	Employment Agreement, dated January 1, 2001, with Robert Spivak (18)
10.5	Operating Agreement for San Jose Grill LLC, dated June 1997 (9)
10.6	Amendment, dated December 1997, to Operating Agreement for San Jose Grill LLC (9)
10.7	Subordinate Note, dated December 1997, relating to San Jose Grill LLC (9)
10.8	Management Agreement re: San Jose City Bar & Grill (10)
10.9	Blanket Conveyance, Bill of Sale and Assignment between Grill Concepts, Inc. and Air Terminal Services, Inc. (11)
10.10	License Agreement between Grill Concepts, Inc. and Airport Grill, L.L.C. (11)
10.11	Agreement, dated August 27, 1998, between Grill Concepts, Inc. and Hotel Restaurant Properties, Inc. (11)
10.12	Restaurant Management Agreement between Grill Concepts, Inc., Hotel Restaurant Properties, Inc. and CapStar Georgetown Company, L.L.C. for the Georgetown Inn (11)
10.13	Loan Agreement between Grill Concepts, Inc. and The Wolff Revocable Trust of 1993 (12)
10.14	Addendum to Management Agreement re: San Jose City Bar & Grill (12)
+10.15	Grill Concepts, Inc. 1998 Comprehensive Stock Option and Award Plan, as amended February 27, 2001 (14)

10.16 Bank of America Business Loan Agreement (15)
10.17 Peter Roussak Warrant dated November 1999 (15)
10.18 Chicago - Grill on the Alley Warrant (15)
10.19 Chicago - Grill on the Alley First Extension Warrant (15)
10.20 Chicago - Grill on the Alley Second Extension Warrant (15)
10.21 Guaranty - Michigan Avenue Group Note (15)
10.22 Operating Agreement for Chicago - The Grill on the Alley LLC (15)
10.23 Letter Agreement dated July 19, 2000 with Wells Fargo Bank (16)
10.24 Indemnification Agreement between Grill Concepts, Inc., Lewis N. Wolff and the Lewis N. Wolff Revocable Trust of 1993 and Michael S. Weinstock and Michael S. Weinstock Trustee of the Michael S. Weinstock Living Trust (16)
10.25 Form of Letter Agreement regarding Loan Facility (16)
10.26 Form of four year 9% Promissory Note (16)
10.27 Form of Warrant issued in connection with Promissory Notes (16)
10.28 Guarantee Agreement dated July 11, 2000 with Michael Weinstock and Lewis Wolff (16)
10.29 Form of Warrant issued in connection with Loan Guaranty (16)
10.30 Michael Grayson Warrant (17)
10.31 Daily Grill Restaurant Management Agreement, dated February 5, 2001, between Grill Concepts Management, Inc., Hotel Restaurant Properties II Management, Inc., and Handlery Hotel, Inc. (17)
10.32 Asset Purchase Agreement, dated October 18, 2000 re: South Plainfield Pizzeria Uno (17)
10.33 Subscription Agreement, dated May 16, 2001, by and between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc. (19)
10.34 Development Agreement by and between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc. (19)
10.35 Investor Rights Agreement by and between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc. (19)
10.36 Stockholders' Agreement by and between Grill Concepts, Inc., Starwood Hotels & Resorts Worldwide, Inc., Robert Spivak, Michael Weinstock, Lewis Wolff, Keith Wolff and Wolff Revocable Trust of 1993. (18)
10.37 Form of $2.00 Warrant. (19)
10.38 Amendment to Hotel Restaurant Properties, Inc. Agreement, dated July 27, 2001 (20)
10.39* Amendment to San Jose City Bar and Grill Agreement
21.1* Subsidiaries of Registrant
23.1* Consent of PricewaterhouseCoopers LLP

\+ Compensatory plan or management agreement.
* Filed herewith

(1) Incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form SB-2 (Commission File No. 33-55378-NY) declared effective by the Securities and Exchange Commission on May 11, 1993.
(2) Incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form S-4 (Commission File No. 33- 85730) declared effective by the Securities and Exchange Commission on February 3, 1995.
(3) Incorporated by reference to the respective exhibits filed with Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996.
(4) Incorporated by reference to the respective exhibits filed with Registrant's Current Report on Form 8-K dated December 13, 1996.
(5) Incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 25, 1994.
(6) Incorporated by reference to the respective exhibits filed with Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 25, 1995.
(7) Incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form SB-2 (Commission File No. 33-55378-NY) declared effective by the Securities and Exchange Commission on May 11, 1993 and the exhibits filed with the Registrant's Current Report on Form 8-K dated March 3, 1995.
(8) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-QSB for the quarter ended June 29, 1997.

(9) Incorporated by reference to the respective exhibits filed with the Registrant's Annual Report on Form 10-KSB for the year ended December 28, 1997.

(10) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-QSB for the quarter ended March 29, 1998.

(11) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-QSB for the quarter ended September 27, 1998.

(12) Incorporated by reference to the respective exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 27, 1998.

(13) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended June 27, 1999.

(14) Incorporated by reference to the Company's Definitive Proxy Statement filed May 29, 2001.

(15) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-K for the year ended December 26, 1999.

(16) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended September 24, 2000.

(17) Incorporated by reference to the respective exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

(18) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended April 1, 2001.

(19) Incorporated by reference to the respective exhibits filed with the Registrant's Form 8-K dated May 16, 2001.

(20) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended July 1, 2001.

(b) Reports on Form 8-K

The Company filed no reports on Form 8-K during the quarter ended December 30, 2001.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRILL CONCEPTS, INC.

By: /s/ Robert Spivak
Robert Spivak
President

Dated: March 29, 2002

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert Spivak Robert Spivak	President, Chief Executive Officer and Director (Principal Executive Officer)	March 29, 2002
/s/ Michael Weinstock Michael Weinstock	Chairman of the Board of Directors and Executive Vice President	March 29, 2002
/s/ Charles Frank Charles Frank	Director	March 29, 2002
/s/ Glenn Golenberg Glenn Golenberg	Director	March 29, 2002
____________________ Norman MacLeod	Director	March __, 2002
/s/ Stephen Ross Stephen Ross	Director	March 29, 2002
____________________ Lewis Wolff	Director	March __, 2002
/s/ Daryl Ansel Daryl Ansel	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	March 29, 2002

(THIS PAGE INTENTIONALLY LEFT BLANK)

Grill Concepts, Inc. and Subsidiaries
Index to Consolidated Financial Statements

	Page
Report of Independent Accountants	F-2
Consolidated Balance Sheets As of December 30, 2001 and December 31, 2000	F-3
Consolidated Statements of Operations For the Years Ended December 30, 2001, December 31, 2000 and December 26, 1999	F-4
Consolidated Statements of Stockholders' Equity For the Years Ended December 30, 2001, December 31, 2000 and December 26, 1999	F-5
Consolidated Statements of Cash Flows For the Years Ended December 30, 2001, December 31, 2000 and December 26, 1999	F-6
Notes To Consolidated Financial Statements	F-7

Report of Independent Accountants

To the Board of Directors and Stockholders of
Grill Concepts, Inc.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Grill Concepts, Inc. and its subsidiaries at December 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company's majority-owned subsidiaries, The San Jose Grill, LLC (a California Limited Liability Company) and Chicago-The Grill on The Alley, LLC (an Illinois Limited Liability Company) as of December 31, 2000 and for the year then ended, which combined statements reflect total assets and total revenues of $4,430,000 and $8,063,000, respectively. In addition, we did not audit the financial statements of The San Jose Grill, LLC for the year ended December 26, 1999, which statements reflect total revenues of $3,783,000. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for the aforementioned majority-owned subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 4, 2002

Grill Concepts, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 30, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 2,300,000	$ 623,000
Inventories	590,000	541,000
Receivables	602,000	655,000
Prepaid expenses and other current assets	575,000	271,000
Total current assets	4,067,000	2,090,000
Furniture, equipment and improvements, net	9,066,000	9,301,000
Goodwill, net	205,000	213,000
Liquor licenses	454,000	587,000
Other assets	552,000	343,000
Total assets	$14,344,000	$12,534,000
Liabilities, Minority Interest and Stockholders' Equity		
Current liabilities:		
Bank line of credit	$ -	$ 100,000
Accounts payable	1,179,000	1,420,000
Accrued expenses	2,919,000	2,359,000
Current portion of long-term debts	369,000	738,000
Notes payable - related parties	293,000	192,000
Total current liabilities	4,760,000	4,809,000
Long-term debts	943,000	2,408,000
Notes payable - related parties	591,000	458,000
Total liabilities	6,294,000	7,675,000
Minority interest	2,005,000	1,364,000
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Series I, Convertible Preferred Stock, $0.01 par value; 1,000,000 shares authorized, none issued and outstanding in 2001 and 2000	-	-
Series II, 10% Convertible Preferred Stock, $.001 par value; 1,000,000 shares authorized, 500 shares issued and outstanding in 2001 and 2000, liquidation preference of $226,000 and $176,000 in 2001 and 2000, respectively	-	-
Common Stock, $.00004 par value; 12,000,000 shares authorized in 2001 and 7,500,000 shares authorized in 2000, 5,537,071 issued and outstanding in 2001 and 4,203,738 issued and outstanding in 2000	-	-
Additional paid-in capital	13,152,000	11,071,000
Accumulated deficit	(7,107,000)	(7,576,000)
Total stockholders' equity	6,045,000	3,495,000
Total liabilities, minority interest and stockholders' equity	$ 14,344,000	$12,534,000

The accompanying notes are an integral part of these consolidated financial statements.

Grill Concepts, Inc. and Subsidiaries

Consolidated Statements of Operations

	December 30, 2001	December 31, 2000	December 26, 1999
Revenues:			
Sales	$ 44,529,000	$ 44,598,000	$38,432,000
Management and license fees	872,000	1,078,000	544,000
Total revenues	45,401,000	45,676,000	38,976,000
Cost of sales	12,416,000	13,002,000	10,886,000
Gross profit	32,985,000	32,674,000	28,090,000
Operating expenses:			
Restaurant operating expenses	27,063,000	27,201,000	23,426,000
General and administrative	3,540,000	3,303,000	3,296,000
Depreciation and amortization	1,457,000	1,334,000	1,196,000
Preopening costs	199,000	330,000	54,000
Unusual charges	-	73,000	-
Total operating expenses	32,259,000	32,241,000	27,972,000
Income from operations	726,000	433,000	118,000
Interest expense, net	(182,000)	(398,000)	(180,000)
Interest expense – related parties	(212,000)	(80,000)	(196,000)
Income (loss) before provision for income taxes, minority interest, and equity in loss of joint venture	332,000	(45,000)	(258,000)
Provision for income taxes	(65,000)	(14,000)	(6,000)
Income (loss) before minority interest and equity in loss of joint venture	267,000	(59,000)	(264,000)
Minority interest in loss (earnings) of subsidiaries	211,000	102,000	(68,000)
Equity in loss of joint venture	(9,000)	(9,000)	(74,000)
Net income (loss)	469,000	34,000	(406,000)
Preferred dividends accrued or paid	(50,000)	(50,000)	(50,000)
Net income (loss) applicable to common stock	$ 419,000	$ (16,000)	$ (456,000)
Net income (loss) per share applicable to common stock:			
Basic net income (loss)	$ 0.09	$ 0.00	$ (0.11)
Diluted net income (loss)	$ 0.09	$ 0.00	$ (0.11)
Average-weighted shares outstanding:			
Basic	4,776,741	4,104,360	4,003,738
Diluted	4,866,449	4,104,360	4,003,738

The accompanying notes are an integral part of these consolidated financial statements.

Grill Concepts, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Series I Preferred Stock		Series II Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 27, 1998	1,000	$ -	500	$ -	4,003,738	$ -	$ 11,071,000	$ (7,204,000)	$ 3,867,000
Net loss	-	-	-	-	-	-	-	(406,000)	(406,000)
Balance, December 26, 1999	1,000	-	500	-	4,003,738	-	11,071,000	(7,610,000)	3,461,000
Conversion of Series I, Convertible Preferred Stock, to common stock	(1,000)	-			200,000	-	-	-	-
Net income	-	-	-	-	-	-	-	34,000	34,000
Balance, December 31, 2000	-	-	500	-	4,203,738	-	11,071,000	(7,576,000)	3,495,000
Issuance of common stock and warrants					1,333,333	-	2,081,000		2,081,000
Net income	-	-	-	-	-	-	-	469,000	469,000
Balance, December 30, 2001	-	$ -	500	$ -	5,537,071	$ -	$ 13,152,000	$ (7,107,000)	$ 6,045,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Grill Concepts, Inc. and Subsidiaries

	December 30 2001	December 31, 2000	December 26, 1999
Cash flows from operating activities:			
Net income (loss)	$ 469,000	$ 34,000	$ (406,000)
Adjustments to reconcile net income (loss) to net provided by operating activities:			
Depreciation and amortization	1,457,000	1,334,000	1,196,000
Unusual charges - write-off of assets	-	73,000	-
Gain on sale of assets	(225,000)	-	-
Minority interest in net (loss) earnings of subsidiaries	(211,000)	(102,000)	68,000
Equity in loss of joint venture	9,000	9,000	74,000
Changes in operating assets and liabilities:			
Inventories	(49,000)	(115,000)	(42,000)
Receivables	(1,000)	84,000	(382,000)
Prepaid expenses and other current assets	(303,000)	24,000	169,000
Liquor licenses and other assets	(56,000)	51,000	(29,000)
Accounts payable	(241,000)	(461,000)	462,000
Accrued expenses	547,000	695,000	618,000
Net cash provided by operating activities	1,396,000	1,626,000	1,728,000
Cash flows from investing activities:			
Additions to furniture, equipment and improvements	(1,423,000)	(2,382,000)	(1,118,000)
Proceeds from sale of fixed assets	655,000	-	-
Purchase of liquor license	(31,000)	-	-
Investment in joint venture	-	-	(83,000)
Net cash used in investing activities	(799,000)	(2,382,000)	(1,201,000)
Cash flows from financing activities:			
Proceeds from issuance of notes payable	-	400,000	-
Net increase in bank line of credit	-	100,000	345,000
Proceeds from term debt	-	1,200,000	624,000
Return of capital to minority member on San Jose Grill LLC	(90,000)	-	-
Proceeds from investment in Chicago Grill LLC	-	1,190,000	-
Proceeds from investment in Grill on Hollywood, LLC	1,200,000	-	-
Preferred return to minority member on Chicago – The Grill on the Alley, LLC	(191,000)	(73,000)	-
Proceeds from equipment financing	-	1,007,000	-
Payments on long term debt and bank loans	(1,562,000)	2,398,000)	(455,000)
Payments on related party debt	(138,000)	(399,000)	(1,127,000)
Proceeds from issuance of common stock	1,861,000	-	-
Net cash provided by (used in) financing activities	1,080,000	1,027,000	(613,000)
Net increase (decrease) in cash and cash equivalents	1,677,000	271,000	(86,000)
Cash and cash equivalents, beginning of year	623,000	352,000	438,000
Cash and cash equivalents, end of year	$ 2,300,000	$ 623,000	$ 352,000
Supplemental cash flows information:			
Cash paid during the year for:			
Interest	$ 391,000	$ 544,000	$ 379,000
Income taxes	$ 28,000	$ 12,000	$ 6,000

The accompanying notes are an integral part of these consolidated financial statements.

1. Business, Organization and Basis of Presentation

General

Grill Concepts, Inc. (the "Company") is incorporated under the laws of the State of Delaware. The Company operates exclusively in the restaurant industry in the United States. At December 30, 2001, the Company owned and operated fifteen restaurants, consisting of eight Daily Grill restaurants in California; The Grill on the Alley ("The Grill"); The Grill in San Jose ("The San Jose Grill LLC"); The Grill in Chicago ("Chicago – The Grill on the Alley LLC"); The Grill on Hollywood (The Grill on Hollywood, LLC): one Daily Grill in Washington, D.C.; one Daily Grill in Virginia; and one Pizzeria Uno Restaurant located in New Jersey. With the exception of the Pizzeria Uno Restaurant which is operated pursuant to a franchise agreement, each of the Company's restaurants is owned and operated on a nonfranchise basis by the Company. The Company manages two Daily Grill restaurants and a City Bar and Grill and licenses two additional Daily Grill restaurants.

Liquidity

At December 30, 2001, the Company had a working capital deficit of $0.7 million and a cash balance of $2.3 million as compared to a working capital deficit of $2.7 million and a cash balance of $0.6 million at December 31, 2000. The variance in the Company's working capital and cash was primarily attributable to the issuance of new equity in 2001, proceeds from the sale of the Pizzeria Uno in South Plainfield, New Jersey and cash flow from operations that were used to pay off the Company's bank borrowing of $1.2 million and other debt of $0.5 million.

The Company's need for capital resources historically has resulted from, and for the foreseeable future is expected to relate primarily to, the construction and opening of new restaurants. Historically, the Company has funded its day-to-day operations through its operating cash flow, while funding growth through a combination of bank borrowing, loans from stockholders/officers, the sale of debentures and preferred stock, loans and tenant allowances from certain of its landlords, and, beginning in 1999, through joint venture arrangements. At December 30, 2001, the Company had a bank credit facility with nothing owing, a loan from a member of Chicago - The Grill on the Alley, LLC of $0.5 million, an SBA loan of $0.1 million, loans from stockholders/officers/directors of $0.5 million, equipment loans of $1.1 million, and loans/advances from a landlord of $0.1 million.

Management believes that the Company has adequate resources on hand and operating cash flows to sustain operations for at least the following 12 months. In order to fund the opening of additional restaurants, the Company will require, and intends to raise, additional capital, the issuance of debt or equity securities, or the formation of additional investment/loan arrangements, or a combination thereof. The Company presently has no commitments in that regard.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Minority Interest

The consolidated financial statements at December 30, 2001 include the accounts of Grill Concepts, Inc. and its wholly-owned subsidiaries, which include the one Pizzeria Uno Restaurant, The Grill on the Alley, Universal Grill Concepts, Inc. and three majority-owned subsidiaries: The San Jose Grill LLC (a California Limited Liability Company), Chicago – The Grill on the Alley, LLC and The Grill on Hollywood, LLC. All significant intercompany accounts and transactions for the periods presented have been eliminated in consolidation. The equity method of accounting is used by Universal Grill Concepts, Inc. to account for the investment in the joint venture in Universal CityWalk.

In connection with the building of a new restaurant, in July 2001, a limited liability company was formed for the operation of "The Grill on Hollywood" restaurant in Hollywood, California, of which the Company owns 51%. Construction of the restaurant was funded by a capital contribution of $1,200,000 from the minority interest member and a tenant improvement allowance of up to $1,015,000. The Company contributed $250,000 to the limited liability company. The consolidated financial statements include the accounts of the limited liability company with minority interest reflected.

In connection with the building of a new restaurant, in February 1999, a limited liability company was formed for the operation of "The Grill on the Alley" restaurant in Chicago, Illinois, of which the Company owns 60.0%. Construction of the restaurant was funded primarily by a capital contribution of $1,190,000 and a loan of $510,000 from the minority interest member of the limited liability company and $750,000 of equipment financing. The consolidated financial statements include the accounts of the limited liability company with minority interest reflected.

In connection with the building of a new restaurant, in January 1998, a limited liability company was formed for the operation of "The Grill" restaurant in San Jose, California, of which the Company owns 50.05%. Construction of the restaurant was funded primarily by a capital contribution from the Company of $350,350 and by a capital contribution of $349,650 and a $800,000 loan from the minority interest member of the limited liability company. The consolidated financial statements include the accounts of the limited liability company with minority interest reflected.

Fiscal Year

The Company's fiscal year is the 52 or 53 weeks ending the Sunday closest to December 31. The fiscal year 2001 consisted of 52 weeks ended December 30, 2001. The fiscal year 2000 consisted of 53 weeks ended December 31, 2000. The fiscal year 1999 consisted of 52 weeks ended December 26, 1999.

Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Management and license fees are recognized on an accrual basis when earned.

2. **Summary of Significant Accounting Policies (Continued)**

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk are cash and cash equivalents. The Company currently maintains substantially all of its day-to-day operating cash balances with major financial institutions. At times, cash balances may be in excess of Federal Depository Insurance Corporation ("FDIC") insurance limits.

Inventories

Inventories consist of food, wine and liquor and are stated at the lower of cost or market, cost generally being determined on a first-in, first-out basis.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are stated at cost.

Depreciation of furniture and equipment is computed by use of the straight-line method based on the estimated useful lives of 3 to 10 years of the respective assets. Leasehold improvements are amortized using the straight-line method over the life of the improvement or the remaining life of the lease, whichever is shorter. Interest costs incurred during construction were capitalized and are being amortized over the related assets' estimated useful lives. When properties are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and the resulting gain or loss is credited or charged to current-year operations. The policy of the Company is to charge amounts expended for maintenance and repairs to current-year expense and to capitalize expenditures for major replacements and betterments.

Goodwill

Goodwill relates to the excess of cost over the fair value of the net assets of The Grill acquired in April 1996. Goodwill is being amortized on a straight-line basis over 30 years. Accumulated amortization at December 30, 2001 was $41,000.

Expendables

Initial amounts spent for china, glassware and flatware in connection with the opening of a new restaurant are capitalized. Subsequent purchases are expensed as incurred.

2. Summary of Significant Accounting Policies (Continued)

Liquor Licenses

The cost of acquiring liquor licenses is capitalized at cost and is stated at the lower of cost or market.

Pre-opening Costs

Pre-opening costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which prescribes an asset and liability approach. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to the difference between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company establishes a valuation allowance to reduce net deferred tax assets to the amount expected to be realized.

Advertising and Promotion Costs

All costs associated with advertising and promoting products are expensed in the year incurred. Advertising and promotion expense for the years ended December 30, 2001, December 31, 2000 and December 26, 1999 was $580,000, $ 844,000, and $804,000, respectively.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

Long-Lived Assets

In accordance with SFAS No. 121, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows of the individual restaurants and consolidated undiscounted net cash flows for long-lived assets not identifiable to individual restaurants compared to the related carrying value. If the undiscounted operating income is less than the carrying value, the amount of the impairment, if any, is determined by comparing the carrying value of each asset with its fair value. Fair value is generally based on a discounted cash flow analysis. Based on its review, the Company does not believe that any impairment of its goodwill, intangibles or other long-lived assets has occurred.

2. Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock. The Company accounts for stock and options to non-employees at fair value in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force Consensus on Issue No. 96-18.

Net Income Per Share

Pursuant to SFAS No. 128, "Earnings Per Share," basic net income per share is computed by dividing the net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income attributable to common shareholders by the weighted-average number of common and common equivalent shares outstanding during the period. Common share equivalents included in the diluted computation represent shares issuable upon assumed exercise of stock options, warrants and convertible preferred stocks using the treasury stock method.

On August 9, 1999, the Company effected a 1-for-4 reverse stock split of the Company's common stock. All shares and per share data have been restated to reflect the reverse stock split.

A reconciliation of earnings available to common stockholders and diluted earnings available to common stockholders and the related weighted average shares for the years ended December 30, 2001, December 31, 2000 and December 26, 1999 follow:

	2001		2000		1999	
	Earnings	Shares	Earnings	Shares	Earnings	Shares
Net income (loss)	$ 469,000		$ 34,000		$(406,000)	
Less: preferred stock dividend	(50,000)		(50,000)		(50,000)	
Earnings available to common stockholders	419,000	4,776,741	(16,000)	4,104,360	(456,000)	4,003,738
Dilutive securities:						
Dilutive stock options		20,450		-		-
Warrants	-	69,258	-	-	-	-
Diluted earnings available to common stockholders	$ 419,000	4,866,449	$(16,000)	4,104,360	$ (456,000)	4,003,738

2. Summary of Significant Accounting Policies (Continued)

Stock options for 460,813, 381,488 and 362,812 shares for 2001, 2000 and 1999, respectively, were excluded from the calculation of diluted earnings per share because they were anti-dilutive. Warrants for 1,437,370, 844,895 and 641,145 shares, respectively, were excluded from the calculation of diluted earnings per share because they were anti-dilutive.

Distribution of Capital and Preferred Returns

The Operating Agreement for San Jose Grill LLC, stipulates that distributions of distributable cash shall be made first, 10% to the manager and 90% to the members in the ratio of their percentage interests until the members have received the amount of their initial capital contribution. Second, to the payment of the preferred return of ten percent per annum on the unpaid balance of the member's adjusted capital contribution until the entire accrued but unpaid preferred return has been paid. Third, to the members in the ratio of their percentage interests until the additional capital contributions have been repaid. Thereafter, distributions of distributable cash will be made first, 16 2/3% as an incentive to the manager and the balance to the members in the ratio of their percentage interests. In January 2001 a distribution of distributable cash in the amount of $90,000 was made to the minority member that reduced the member's interest. The minority member's unrecovered capital contribution at December 30, 2001 was $260,000.

The Operating Agreement and the Senior Promissory Note for Chicago – The Grill on the Alley, LLC stipulates that the non-manager member of Chicago – The Grill on the Alley, LLC is entitled to a cumulative preferred return of eight percent annually of their converted capital contribution. Preferred return payments of $97,000 were paid to the non-manager member during 2001. These payments are treated as a reduction of equity. Payments returning $94,000 of converted capital contribution were made in 2001.

The Operating Agreement for The Grill on Hollywood, LLC stipulates that distributions of distributable cash shall be made first, 90% to the non-manager member and 10% to the manager member until non-manger member's preferred return, unrecovered contribution account and additional contribution account are reduced to zero. Second, 90% to the manager member and 10% to the non-manager member until the manager member's preferred return and unrecovered contribution account have been reduced to zero. Thereafter, distributions of distributable cash shall be made to the members in proportion to their respective percentage interests.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

2. Summary of Significant Accounting Polices (continued)

Fair Value of Financial Instruments

SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires disclosure of fair value information about most financial instruments both on and off the balance sheet, if it is practicable to estimate. SFAS No. 107 excludes certain financial instruments, such as certain insurance contracts, and all nonfinancial instruments from its disclosure requirements. A financial instrument is defined as a contractual obligation that ultimately ends with the delivery of cash or an ownership interest in an entity. Disclosures regarding the fair value of financial instruments have been derived using external market sources, estimates using present value or other valuation techniques.

Cash, accounts payable and accrued liabilities are reflected in the financial statements at fair value because of the short-term maturity of these instruments. The fair value of long-term debt closely approximates its carrying value.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interest method will be prohibited. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

In July 2001, the FASB also issued Statement of Financial Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 which changes the accounting for goodwill and indefinite-lived intangible assets from an amortization method to an impairment-only approach, will be effective for the Company for fiscal year 2002. Adoption of SFAS No. 142 will reduce amortization expense in future periods. If the non-amortization provisions of SFAS No. 142 had been in effect as of the beginning of 2001, goodwill amortization of $8,000 for the year ended December 30, 2001 would have been eliminated. The Company has until June 2002 to complete our transitional impairment of goodwill associated with adopting SFAS No. 142. The amount of impairment losses recognizable upon adoption, if any, is not known at this time.

In August 2001, the FASB also issued Statement of Financial Standards No. 144, ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived to be Disposed Of" and also replaces and broadens the provisions of Accounting Principles Board Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes one accounting model, based on framework established in SFAS No. 121, for recognition, measurement and reporting of impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. Adoption of SFAS No. 144 is required for our fiscal year beginning December 31, 2001 although early adoption is permitted. We are currently evaluating the impact this new standard will have on our business, consolidated financial position, results of operations and cash flows.

3. Furniture, Equipment and Improvements, Net

Furniture, equipment and improvements at December 30, 2001 and December 31, 2000 consisted of:

	2001	2000
Furniture, fixtures and equipment	$ 7,514,000	$ 7,034,000
Leasehold improvements	9,148,000	8,764,000
Motor vehicle	23,000	23,000
Expendables	335,000	335,000
Furniture, equipment and improvements	17,020,000	16,156,000
Less, Accumulated depreciation	(7,954,000)	(6,855,000)
Furniture, equipment and improvements, net	$ 9,066,000	$ 9,301,000

4. Accrued Expenses

Accrued Expenses at December 30, 2001 and December 30, 2000 consist of the following:

	2001	2000
Accrued payroll	$ 636,000	$ 587,000
Accrued sales tax	484,000	283,000
Accrued vacation	377,000	190,000
Accrued interest	138,000	111,000
Deferred rent	331,000	292,000
Other	953,000	896,000
Total	$ 2,919,000	$ 2,359,000

5. Debts

On December 13, 2001, the bank credit facility was amended converting the term loan to a $800,000 reducing line of credit under which the amount available to draw is reduced each month by $25,000 so that it mimics the previous term loan as to the maximum outstanding balance. The reducing line of credit expires in October 2004. The $300,000 line of credit was extended until August 2002. Both lines bear interest at the bank prime rate. At December 30, 2001 there is no outstanding balance under the credit facility. All other terms and conditions remain the same.

At December 31, 2000, the bank credit facility consisted of a $1,200,000 term loan expiring August 1, 2004, payable in forty-eight equal monthly installments starting September 1, 2000, plus interest and a $300,000 line of credit expiring August 1, 2001. Interest was payable monthly at the Bank's Reference Rate. The note is collateralized by an interest in the assets of the Company. In addition, two of the Company's principal stockholders have guaranteed the credit facility. In connection with this facility, the Company is required to comply with a number of restrictive covenants, including meeting

5. Debts (continued)

certain debt service coverage and liquidity requirements. The credit agreement also contains a subjective acceleration clause and a cross-default provision.

Debts at December 30, 2001 and December 31, 2000 are summarized as follows:

	2001	2000
Bank credit facility described above	$ -	$ 1,200,000
Note payable to Small Business Administration collateralized by property, payable monthly, $1,648, including interest at 4.0%, due September 23, 2006.	84,000	101,000
Note payable to lessor, uncollateralized, payable monthly, $1,435, including interest at 10.0%, due April 30, 2013.	123,000	128,000
Note payable for equipment, payable monthly, $2,039, due April 8, 2002.	5,000	22,000
Note payable for equipment, payable monthly, $14,597, including interest at 9.25%, due April 30, 2004.	356,000	490,000
Note payable for equipment, payable monthly, $6,382, including interest at 10.8%, due May 1, 2004.	159,000	220,000
Note payable to two non-related parties, payable monthly, $9,954, including interest at 9.0%, due August 1, 2004 converted to related party in 2001.	-	372,000
Note payable for equipment, payable monthly, $15,396, including interest at 10.8%, due December 1, 2005.	583,000	709,000
Note payable for equipment, payable monthly, $136, including interest at 11.8%, due July 1, 2003.	2,000	4,000
	1,312,000	3,246,000
Less, Current portion of long-term debts	369,000	738,000
Less, Bank line of credit	-	100,000
Long-term portion	$ 943,000	$2,408,000

5. Debts (continued)

Principal maturities of long-term debt are as follows:

Year Ending December	
2002	$ 369,000
2003	401,000
2004	256,000
2005	174,000
2006	20,000
Thereafter	92,000
Total	$ 1,312,000

6. Related Parties

Debts with related parties at December 30, 2001 and December 31, 2000 consisted of:

	2001	2000
Uncollateralized note payable to shareholder, with interest payable at a rate of 10% per annum. The note payable and interest is due on June 30, 2002.	$ 70,000	$ 70,000
Uncollateralized subordinated note payable to shareholders, with interest payable at a rate of 7.0% per annum. The note payable and interest is due on June 30, 2002.	85,000	85,000
Note payable to a member of the Board of Directors, payable monthly, $9,954, including interest at 9.0%, due August 1, 2004, converted from non-related in 2001	274,000	-
Collateralized subordinated note payable to a member of Chicago – The Grill on the Alley LLC. Conversion of the note is at the option of the member. The original principle amount of the note was $1,699,000. However, in February 1999, the member converted $1,190,000 of the note to equity. The note bears monthly payments of $6,292, including interest at 8% per annum. The note will mature on October 1, 2009. The Company guaranteed repayment of the loan to Chicago – The Grill on the Alley, LLC and issued 203,645 warrants to acquire common stock at $7.00 per share.	455,000	495,000
	884,000	650,000
Less, Current portion of notes payable - related parties	293,000	192,000
Long-term portion	$591,000	$ 458,000

6. Related Parties (continued)

Principal maturities of debts with related parties are as follows:

Year Ending December 30,		
2002	$	293,000
2003		151,000
2004		117,000
2005		51,000
2006		55,000
Thereafter		217,000
Total	$	884,000

The Company agreed to pay to each of two stockholders interest at a rate of 2% per annum of the average annual balance of the bank credit facility for guaranteeing the note with their personal assets. Interest expense totaled $59,000, $44,000 and $79,000 for fiscal years 2001, 2000 and 1999, respectively.

A stockholder of the Company is the lessor for property leased by one of the Pizzeria Uno Restaurants. Rent expense related to this operating lease was $252,000, $248,000 and $244,000 for each of the fiscal years 2001, 2000 and 1999, respectively.

The holder of all of the Company's preferred stock is a part owner of the San Jose Fairmont Hotel, the site of The San Jose Grill LLC. He is also a part owner of the San Jose Hilton Hotel, the site of The City Bar & Grill, which is one of the restaurants managed by the Company through management agreements entered into during 1998. Revenue related to this management agreement was $65,000 and $92,000 for the fiscal years 2001 and 2000, respectively.

In August 1998, the Company entered into an agreement (the "Agreement") with Hotel Restaurant Properties, Inc. ("HRP") in which HRP will assist the Company in locating hotel locations for the opening of Company restaurants. One of the two owners of HRP is a family member of the above-referenced preferred stockholder of the Company. HRP collects the management fees earned under agreements entered into with the assistance of HRP and forwards the Company its portion. There were $143,000 and $188,000 of management fees paid to HRP on this Agreement for fiscal year 2001 and 2000, respectively. The Agreement also provides that HRP will repay to the Company amounts advanced to managed units on behalf of HRP. As of December 30, 2001 $133,000 was receivable from HRP and at December 31, 2000, $29,000 was payable to HRP. Additionally, the Agreement provides that in certain cases both HRP and the Company will have certain rights to cause the Company to acquire HRP.

7. Stockholders' Equity

In June 1997, the Company completed a private placement of 50,000 shares of common stock, 1,000 shares of Series I Convertible Preferred Stock, 500 shares of Series II, 10% Convertible Preferred Stock, 187,500 five-year $8.00 warrants and 187,500 five-year $12.00 warrants. The aggregate sales price of those securities was $1,500,000.

7. **Stockholders Equity (continued)**

The Series I Convertible Preferred Stock is convertible into common stock at $5.00 per share. In July 2000, the holder of the Series I convertible preferred stock converted all 1,000 shares of preferred stock into 200,000 shares of common stock.

The Series II 10% Convertible Preferred Stock is convertible into common stock commencing one year from the date of issuance at the greater of (i) $4.00 per share, or (ii) 75% of the average closing price of the Company's common stock for the five trading days immediately prior to the date of conversion; provided, however, that the conversion price shall in no event exceed $10.00 per share. The Series II, 10% Convertible Preferred Stock is entitled to receive an annual dividend equal to $100 per share payable on conversion or redemption in cash or, at the Company's option, in common stock at the then-applicable conversion price. The Series II, 10% Convertible Preferred Stock is subject to redemption, in whole or in part, at the option of the Company on or after the second anniversary of issuance at $4,000 per share. There were no conversions as of December 30, 2001. Accumulated dividends in arrears totaled $226,000 and $176,000 as of December 30, 2001 and December 30, 2000, respectively.

In July 2001, the Company completed a transaction with Starwood Hotels and Resorts Worldwide, Inc. pursuant to which (1) the Company and Starwood entered into a Development Agreement under which the Company and Starwood agreed to jointly develop the Company's restaurant properties in Starwood hotels; (2) the Company sold 666,667 shares of restricted common stock and 666,667 $2.00 stock purchase warrants to Starwood for $1,000,000. Concurrently, the Company sold an additional 666,666 shares of restricted common stock and 666,666 stock purchase warrants at $2.25 to other strategic investors for $1,000,000. Proceeds reflected in the financial statements are net of transaction costs.

Warrants

At December 31, 1995, the Company had outstanding 47,698 warrants previously issued by Magellan and exercisable at a price of $8.00 per share. These warrants expired in 2000. Additionally, in connection with the merger and a private placement during 1995, the Company issued an additional 25,000 warrants, which were exercisable at $12.00 per share. These warrants expired in 2000.

In connection with the offshore placement of the Series A, 10% Convertible Preferred Stock in June 1996, the Company issued warrants to acquire an aggregate of 62,500 shares of the Company's common stock at a price of $12.00 per share which expired June 17, 2001.

In June 1997, 187,500 warrants exercisable at $8.00 per share and 187,500 warrants exercisable at $12.00 per share were issued in connection with the offering of the Series I Convertible Preferred Stock which are scheduled to expire June 26, 2002.

7. Stockholders' Equity (Continued)

In February 1999, 17,708 warrants exercisable at $7.00 per share were issued in connection with the receipt of a loan from a Member of the Chicago – The Grill on the Alley, LLC. The exercisability of these warrants is contingent on the accepting of renewal options with regard to the restaurant lease for the Chicago – The Grill on the Alley, LLC. These warrants expire June 2010.

In February 1999, 8,854 warrants exercisable at $7.00 per share were issued in connection with the receipt of a loan from a Member of the Chicago – The Grill on the Alley, LLC. The exercisability of these warrants is contingent on the accepting of renewal options with regard to the restaurant lease for the Chicago – The Grill on the Alley, LLC. These warrants expire June 2015.

In February 1999, 177,083 warrants exercisable at $7.00 per share were issued in connection with the receipt of a loan from a Member of the Chicago – The Grill on the Alley, LLC. These warrants expire April 1, 2005.

In November 1999, 3,750 warrants exercisable at $2.00 were issued and are scheduled to expire November 2004.

In connection with a $400,000 loan to the Company, the Company issued 40,000 warrants to two accredited investors in July 2000. The warrants are exercisable for a period of four years at a price of $1.406 per share. The warrants were issued pursuant to a privately negotiated lending arrangement with two accredited investors pursuant to the exemption from registration in Section 4(2) of the Securities Act of 1933, as amended. In July 2001 an additional 32,058 warrants exercisable for a period of four years were issued in connection with this loan at a price of $2.77 per share.

In connection with a guarantee of the Company's bank lending facility, the Company issued 150,000 warrants in July 2000 to two principle shareholders of the Company. The warrants are exercisable for a period of four years at a price of $1.406 per share. The warrants were issued pursuant to a privately negotiated guarantee of the Company's loan facility by two directors of the Company pursuant to the exemption from registration in Section 4(2) of the Securities Act of 1933, as amended. In August 2001, an additional 150,000 warrants exercisable for a period of four years were issued in connection with the guaranty at a price of $2.12 per share.

In July 2001, in conjunction with the sale of restricted common stock to Starwood Hotels and Resorts Worldwide, Inc. and other strategic investors, the company issued 666,667 $2.00 stock purchase warrants and 666,666 $2.25 stock purchase warrants. The warrants expire in July 2006.

7. Stockholders' Equity (Continued)

Options

On June 1, 1995, the Company's Board of Directors adopted the Grill Concepts, Inc. 1995 Stock Option Plan (the "1995 Plan") and on June 12, 1998 the 1998 Stock Option Plan (the "1998 Plan") was adopted. These Plans provide for options to be issued to the Company's employees and others. The exercise price of the shares under option shall be equal to or exceed 100% of the fair market value of the shares at the date of grant. The options generally vest over a five-year period.

A total of 1,072,500 common shares are reserved for issuance pursuant to these plans. During the year, upon recommendation of the Compensation Committee, 279,500 options were granted at $2.19 to $3.30. The Plans were approved at the 1996 and 1998 annual stockholders' meetings. The number of shares reserved under the Plans was increased by 500,000 shares at the annual stockholders' meeting in 2001. Transactions during the fiscal years 2001, 2000 and 1999 under the Plans were as follows:

	2001		2000		1999	
	Number Of Shares	Weighted-Average Option Exercise Price	Number of Shares	Weighted-Average Option Exercise Price	Number of Shares	Weighted-Average Option Exercise Price
Options outstanding at beginning of year	381,488	$ 4.22	362,812	$ 5.05	320,275	$ 5.24
Options granted - price less than fair value	-	-	-	-	-	-
Options granted - price equals fair value	179,500	2.54	92,300	1.55	121,625	4.20
Options granted - price greater than fair value	100,000	3.16	-	-	-	-
Options exercised	-	-	-	-	-	-
Options cancelled	(117,875)	5.27	(73,624)	4.96	(79,088)	4.62
Options outstanding at end of Year	543,113	$ 3.24	381,488	$ 4.22	362,812	$ 5.05
Options exercisable at end of Year	188,210		234,863		227,175	
Options available for grant at end of year	529,387		191,012		209,688	

7. Stockholders' Equity (Continued)

The following table summarizes information about stock options outstanding at December 30, 2001 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at December 30, 2001	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Outstanding at December 30, 2001	Weighted-Average Exercise Price
$1.55	82,300	8.7	$ 1.55	16,460	$ 1.55
$2.19 to $3.30	279,500	8.8	$ 2.76	30,750	$ 3.30
$4.00 to $4.68	109,938	4.4	$ 4.26	73,675	$ 4.31
$5.36 to $6.12	71,375	3.9	$ 5.49	67,325	$ 5.50
	543,113			188,210	

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and will continue to use the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for the stock option plans. Compensation expense for the Company's stock option plans determined based on the fair value at the grant date for awards in fiscal year 2001, 2000 and 1999 would have decreased net income (loss) by $170,000, $115,000 and $129,000, respectively on a pro forma basis.

	2001	2000	1999
Net income (loss), as reported	$ 469,000	$ 34,000	$ (406,000)
Net income (loss), pro forma	$ 299,000	$ (81,000)	$ (535,000)
Net income (loss) per share, as reported:			
Basic	$ 0.09	$ 0.00	$ (0.11)
Diluted	$ 0.09	$ 0.00	$ (0.11)
Net income (loss) per share, pro forma:			
Basic	$ 0.05	$ (0.03)	$ (0.15)
Diluted	$ 0.05	$ (0.03)	$ (0.15)

The fair value of each option grant issued in fiscal year 2001, 2000 and 1999 is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: (a) no dividend yield on the Company's stock, (b) expected volatility ranging from 63.60% to 71.25%, (c) risk-free interest rates ranging from 4.43% to 6.00%, and (d) expected option lives of five years.

The weighted average fair value of options granted at market price during 2001, 2000 and 1999 was $1.56, $0.98 and $0.57, respectively.

8. Unusual Charges

In 2000 the Company recorded a charge to earnings of $73,000 for the costs related to the closure of the Pizzeria Uno restaurant in Media, PA.

9. Pension Plan

Effective January 1, 1996, the Company established the Grill Concepts, Inc. 401(k) Plan (the "Plan"), a defined contribution savings plan, which is open to all employees of the Company who have completed one year (1,000 hours in that year) of service and have attained the age of 21. The Plan allows employees to contribute up to the lesser of the Internal Revenue Code-prescribed maximum amount or 20% of their income on a pre-tax basis, through contribution to the Plan. The Company's contributions are discretionary. For the years 2001, 2000 and 1999, the Company made no contributions to the Plan.

10. Commitments and Contingencies

The Company leases most of its restaurant facilities and corporate offices under noncancellable operating leases. The restaurant leases generally include land and building, require various expenses incidental to the use of the property, and certain leases require contingent rent above the minimum lease payments based on a percentage of sales. Certain leases also contain renewal options and escalation clauses.

The aggregate minimum lease payments under noncancellable operating leases are as follows:

Fiscal Year Ending	
2002	$ 2,205,000
2003	2,147,000
2004	2,104,000
2005	1,976,000
2006	1,429,000
Thereafter	5,922,000
Total	$ 15,783,000

Rent expense was $2,906,000, $2,990,000 and $2,939,000 for fiscal years 2001, 2000 and 1999, respectively, including $337,000, $ 395,000 and $236,000 for 2001, 2000 and 1999, respectively, for contingent rentals which are payable on the basis of a percentage of sales in excess of base rent amounts.

Restaurants such as those operated by the Company are subject to litigation in the ordinary course of business, most of which the Company expects to be covered by its general liability insurance. However, punitive damage awards are not covered by general liability insurance. Punitive damages are routinely claimed in litigation actions

10. Commitments and Contingencies (continued)

against the Company. No material causes of action are presently pending against the Company. However, there can be no assurance that punitive damages will not be given with respect to any actions that may arise in the future.

The Company plans on new restaurant openings during 2002. The restaurants will be structured as either joint ventures, LLCs or management agreements. In connection with the building of the restaurants, the Company may be obligated for a portion of the start-up and/or construction costs.

11. Income Taxes

The provisions for income taxes for the fiscal years ended December 30, 2001 December 31, 2000 and December 26, 1999 are as follows:

	2001	2000	1999
Current – federal	$ -	$ 9,700	$ -
Current – state	65,000	4,300	6,000
	$ 65,000	$ 14,000	$ 6,000

The following is a reconciliation between the U.S. federal statutory rate and the effective tax rate:

	2001	2000	1999
Federal tax rate	34.0%	(34.0%)	(34.0%)
State tax net of federal benefit	13.5%	6.20%	12.0%
Change in valuation allowance	(33.0%)	-	-
Net operating loss for which no tax benefit was realized	-	47.4%	23.6%
Other	5.1%	11.1%	-
Effective tax rate	19.6%	30.7%	1.6%

11. Income Taxes (continued)

Deferred tax assets and liabilities consist of the following as of December 30, 2001, December 31, 2000 and December 26, 1999:

	2001	2000
Deferred tax assets:		
Net operating loss	$1,212,000	$1,090,000
Fixed Assets	416,000	806,000
Intangibles	62,000	170,000
General business credit	640,000	721,000
Other	110,000	77,000
Total gross deferred tax assets	2,440,000	2,864,000
Less, Valuation allowance	(2,260,000)	(2,697,000)
Net deferred tax assets	180,000	167,000
Deferred tax liabilities:		
Intangible assets	(180,000)	(167,000)
Net deferred tax assets and liabilities	$ -	$ -

At December 30, 2001, the Company has available federal and state net operating loss carryforwards of $ 2,394,000 and $3,983,000 respectively, that may be utilized to offset future federal and state taxable earnings. Federal net operating losses begin to expire in 2014. The remaining state net operating losses begin expiring in 2002. A full valuation allowance has been established to reduce net deferred tax assets to the amount expected to be realized.

12. Store Openings

On December 31, 1998, the Company signed and executed a joint venture agreement with Universal Studios, Inc. to open a Daily Grill restaurant at Universal Studios CityWalk Hollywood, California. This restaurant opened in July 1999 and has a year ending of June 30.

In connection with the building of a new restaurant in February 1999, Chicago – The Grill on the Alley LLC ("Chicago LLC") was formed for the operation of a "The Grill" restaurant at the Chicago Westin Hotel in Chicago, Illinois. The Chicago LLC was financed through a combination of equity capital and a secured convertible promissory note. See Note 6 for information on the terms of the note.

12. Store Openings (continued)

In connection with the building of a new restaurant in July 2001, The Grill on Hollywood, LLC was formed for the operation of a Grill restaurant at the new Hollywood and Highland upscale entertainment and shopping complex in Hollywood, California. The construction of the restaurant was financed through a combination of equity capital and tenant improvement allowances. The restaurant opened on November 9, 2001.

The Company began management of a San Francisco hotel-based Daily Grill restaurant in February 2002. The Company will be responsible for approximately $250,000 of pre-opening costs in San Francisco.

Store Closings

In November 1999, the Company ceased to operate the Daily Grill restaurant in Salt Lake City, Utah.

As noted in Note 8, the Company ceased to operate the Pizzeria Uno restaurant in Media, Pennsylvania in July 2000.

In July 2001, the Company finalized its sale of its Pizzeria Uno restaurant in South Plainfield, New Jersey for $700,000 less legal and other sale related fees of $45,000. The gain of $225,000 from the sale was reported as a reduction of restaurant operating expenses. The Company is also seeking a suitable buyer for its Pizzeria Uno restaurant located in Cherry Hill, New Jersey.

13. Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for fiscal years 2001and 2000 is as follows:

	Quarter Ended			
	April 1, 2001	July 1, 2001	September 30, 2001	December 30, 2001
Total revenues	$ 12,435,000	$ 11,300,000	$ 10,140,000	$ 11,526,000
Gross profit	9,063,000	8,163,000	7,314,000	8,445,000
Income (loss) from operations	403,000	(18,000)	171,000	170,000
Net income (loss)	329,000	(74,000)	54,000	160,000
Basic net income (loss) per share	$ 0.08	$ (0.02)	$ 0.01	$ 0.03
Diluted net income (loss) per share	$ 0.08	$ (0.02)	$ 0.01	$ 0.03

	March 28, 2000	June 25, 2000	September 24, 2000	December 31, 2000
Total revenues	$ 10,826,000	$ 10,341,000	$ 10,933,000	$ 13,576,000
Gross profit	7,816,000	7,403,000	7,671,000	9,784,000
Income (loss) from operations	403,000	(223,000)	(42,000)	295,000
Net income (loss)	273,000	(120,000)	(120,000)	1,000
Basic net income (loss) per share	$ 0.07	$ (0.03)	$ (0.03)	$ 0.00
Diluted net income (loss) per share	$ 0.07	$ (0.03)	$ (0.03)	$ 0.00

Corporate Information

BOARD OF DIRECTORS

Michael Weinstock
Chairman of the Board, Executive Vice President

Robert Spivak
President, Chief Executive Officer

Charles Frank
Partner, The Parkside Group
President, CAF Restaurant Service, Inc.

Glenn Golenberg
Managing Director, Golenberg Schmitz Capital Partners, LLC and The Bellwether Group LLC

Norman MacLeod
Executive Vice President–Hotel Operations,
Starwood Hotels & Resorts Worldwide

Steven Ross
Consultant and Private Investor

Lewis Wolff
Chairman and Chief Executive Officer,
Wolff DiNapoli LLC

OFFICERS

Robert Spivak
President, Chief Executive Officer

Michael Weinstock
Chairman, Executive Vice President

Daryl E. Ansel
Chief Financial Officer

John Sola
Vice President, Operations and Development

TRANSFER AGENT

Securities Transfer Corp.
Dallas, TX

INDEPENDENT AUDITORS

PricewaterhouseCoopers, LLP
Los Angeles, California

LEGAL COUNSEL

Herzog, Fisher, Grayson & Wolfe
Beverly Hills, California

INVESTOR RELATIONS

Daryl E. Ansel
Grill Concepts, Inc.
(310) 820-5559

Roger S. Pondel/Angie H. Yang
PondelWilkenson MS&L
(310) 207-9300

SECURITIES LISTING

The Company's common stock is traded on the Nasdaq Stock Market under the symbol GRIL.

CORPORATE HEADQUARTERS

Grill Concepts, Inc.
11661 San Vicente Blvd., Suite 404
Los Angeles, CA 90049
(310) 820-5559 (310) 820-6530 fax
www.dailygrill.com

The Grill on the Alley

Beverly Hills
9560 Dayton Way
Beverly Hills, CA 90210

San Jose
172 South Market Street
San Jose, CA 95113

Chicago
909 North Michigan Ave.
Chicago, IL 60611

The Grill on Hollywood
6801 Hollywood Blvd.
Hollywood, CA 90028

Daily Grill

Brentwood Gardens
11677 San Vicente Blvd.
Los Angeles, CA 90049

Beverly Connection
100 N. La Cienega Blvd.
Los Angeles, CA 90048

Fashion Island
957 Newport Center Dr.
Newport Beach, CA 92660

Laurel Promenade
12050 Ventura Blvd.
Studio City, CA 91604

El Paseo Collection
73-061 El Paseo
Palm Desert, CA 92260

Irvine
2636 Dupont Dr.
Irvine, CA 92612

Burbank
2500 Hollywood Way
Burbank, CA 91505

Washington D.C.
1200 18th Street N.W.
Washington, D.C. 20036

Georgetown
1310 Wisconsin Ave.
Washington, D.C. 20007

Tysons Corner
2001 International Dr.
McLean, VA 22102

Union Square
347 Geary Street
San Francisco, CA 94102

Universal CityWalk
1000 Universal Studios Blvd.
Universal City, CA 91608

Skokie
9599 Skokie Blvd.
Skokie, IL 60077

LAX
Tom Bradley Int'l Terminal
380 World Way
Los Angeles, CA 90045


The GRILL
ON · THE · ALLEY
DAILY GRILL

Grill Concepts, Inc.
11661 San Vicente Blvd.
Suite 404
Los Angeles, CA 90049

www.dailygrill.com